UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

		BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

Table of Contents Financial Statements for the exercise ended December 31, 2012 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			10
Financial Statements
Balance Sheets			12
Income Statements			16
Statements of Changes in Stockholders' Equity			17
Statements of Cash Flows			18
Statements of Value Added			20
Notes to the Financial Statements
Note	1	. General Information	21
Note	2	. Presentation of Financial Statements	21
Note	3	. Significant Accounting Practices	21
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	26
Note	6	. Securities and Derivatives Financial Instruments	27
Note	7	. Interbank Accounts	42
Note	8	. Loan Portfolio and Allowance for Loan Losses	43
Note	9	. Foreign Exchange Portfolio	46
Note	10	. Trading Account	47
Note	11	. Tax Credits	47
Note	12	. Other Receivables - Other	49
Note	13	. Dependence Information and Foreign Subsidiary	50
Note	14	. Investments in Affiliates and Subsidiaries	51
Note	15	. Fixed Assets	55
Note	16	. Intangibles	55
Note	17	. Money Market Funding and Borrowings and Onlendings	56
Note	18	. Tax and Social Security	59
Note	19	. Subordinated Debts	60
Note	20	. Other Payables - Other	61
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	61
Note	22	. Stockholders’ Equity	65
Note	23	. Operational Ratios	67
Note	24	. Related Parties	67
Note	25	. Income from Services Rendered and Banking Fees	72
Note	26	. Personnel Expenses	73
Note	27	. Other Administrative Expenses	73
Note	28	. Tax Expenses	73
Note	29	. Other Operating Income	73
Note	30	. Other Operating Expenses	74
Note	31	. Non-operating Results	74
Note	32	. Income Tax and Social Contribution	74
Note	33	. Employee Benefit Plans - Post-Employment Benefits	75
Note	34	. Risk Management Structure	81
Note	35	. Corporate Restructuring	85
Note	36	. Subsequent Event	87
Note	37	. Other Information	87
Summary of the Audit Committee Report			89

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

• Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) related to the year ended December 31, 2012, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2012 will be released within the statutory period, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity showed a slight recovery during the fourth quarter. Overall GDP growth in third quarter of 2012 (last data available) increased to 0.9% in comparison to the third quarter of 2011, from 0.5% in the second quarter of 2012. Investments showed a 5.6% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 3.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 1.0% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the National Index of Consumer Price Large (IPCA), reached 5.84% in 2012, above the level observed in September (5.28%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods. In this context of weaker economic activity and inflation within the target, the Bacen finished with its policy of easing monetary conditions (-500 bps), bringing the target overnight rate Special System of Clearance and Custody (Selic) to 7.25% p.a., the lowest level of the historical series.

In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 34.6% p.a. in December, also a historical low. Outstanding credit advanced 16.2% from previous year levels, reaching R$2.3 trillion, which corresponds to 53.5% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 38.2% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.3% in 2012 versus the same period of the previous year. Imports also declined mildly by 1.4% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in 2012 declined from US$29.8 billion to US$19.5 billion.

Nevertheless, the current account deficit remained relatively stable around US$50 billion in the twelve months through December, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$65.3 billion) continue to largely exceed the current account deficit. The exchange rate closed the fourth quarter around R$2.04/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.25% of GDP in the twelve months through November. Nevertheless, declining interest rates have kept public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.2% of GDP by end-November.

Performance

1. Net Income

The Banco Santander presented the year ended December 31, 2012 with consolidated net income of R$2,692 million, compared to R$3,557 million in the same period of 2011. Excluding amortization expense of goodwill of R$3,637 million and R$3,104 million, in the years ended in December 31, 2012 and 2011, the net income in the period is R$6,329 million and R$6,661 million respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, grew 4.6% in 2012 compared to the same period in 2011.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the year ended December 31, 2012 is R$13,223 million and R$9,458 million in the exercise of 2011, on-years, the expense increased 39.8%. Allowance for loan losses represents 6.9% of the loan portfolio in December 2012, compared to 6.1% in December 2011.

The delinquency ratio nonperforming loans more than 90 days reached 5.5% of the loan portfolio, showing an increase of 1.0p.p. over December, 2011 and 0.3p.p. compared to September 2012.

The total expenses including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 10.0% in 2012 compared with 2011, while personnel expenses increased 15.5% and other administrative expenses increased 11.2% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$447,353 million at December 31, 2012, compared to R$423,726 million at December 2011, a growth of 5.6%.

In December 2012 total assets are represented by: R$211,959 million by the loan portfolio, R$76,832 million by the securities and derivative financial instruments, primarily by federal securities and R$36,771 million by interbank and in December 2011, these amounts corresponded to R$197,062 million, R$74,616 million and R$25,485 million, respectively.

In the December 31, 2012, Banco Santander has a total of R$809 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity.

Loan Portfolio

Management of Credit Opened by Segment	Dec/12	Dec/11	Var.	Sep/12	Var.
(R$ Million)			Dec/12xDec/11		Dec/12xSep/12

Individuals	71,287	65,620	8.6%	69,388	2.7%
Consumer Finance (Vehicles and Other Assets)	36,806	35,593	3.4%	36,340	1.3%
Small and Medium-sized Entities	36,487	31,868	14.5%	34,824	4.8%
Large-sized Entity	67,379	63,981	5.3%	66,782	0.9%
Total	211,959	197,062	7.6%	207,334	2.2%

In the evolution of the exercise of 2012, the highlights was Consumer Finance and Small and Individuals, with a growth of 14.5% and 8.6%, respectively.

Funding

Funding Customers	Dec/12	Dec/11	Var.	Sep/12	Var.
(R$ Million)			Dec/12xDec/11		Dec/12xSep/12

Demand Deposits	13,457	13,537	-0.6%	11,966	12.5%
Saving Deposits	26,857	23,293	15.3%	25,727	4.4%
Time Deposits	82,839	82,097	0.9%	81,743	1.3%
Debentures/LCI/LCA¹	49,548	40,351	22.8%	47,811	3.6%
Treasury Bills	26,493	20,552	28.9%	25,264	4.9%
Total	199,194	179,830	10.8%	192,511	3.5%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$199,194 million in December 31, 2012, an increase of 10.8% compared with December 2011 and an increase of 3.5% in the fourth quarter of 2012.

The highlight was the on-years growth of 28.9% in Treasury Bills and 22.8% in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

3.Stochholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$65,869 million in December 31, 2012, compared to R$65,579 million in December 2011.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$250 million, partially reduced by intermediate dividends of R$1,650 million and the interest on capital of R$1.020 million.

In 2012 was acquired 3,229,618 Units that stay in treasury. The accumulated balance of treasury shares on December 31, 2012 is 8,610,418 Units (12/31/2011 - 5,380,800), amounting to R$134 million (12/31/2011 - R$80 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.80, R$15.61 and R$18.52. In 2011 was acquired and hold in treasury 1,732,900 American Depositary Receipts (ADRs), amounts R$36 million (12/31/2011 - R$33 million). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Dividends and Interest on Capital

In 2012, were posted dividends of R$1,650 million, interim dividends of R$491 million based on reserve for dividend equalization and intercalary dividends of R$1.159 million.

Interest on capital of R$1.020 million, wich R$400 million on March, R$170 million at June and R$450 million on December, 2012. The amount of interest on capital and intercalary dividends will be fully attributed to mandatory dividends for fiscal year 2012, the amounts outstanding, R$1,470 million was paid from August 29, 2012 and R$1.200 million will be paid from February 26, 2013, without any compensation to the title of restatement.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 20.8%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 17.7%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Recent Event

Extension of deadline for achieving a minimum (free float) of 25%

On October 9, 2012, Banco Santander informed the market, that the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa), had granted its request, and that of its controlling shareholders, to extend the time needed to achieve a minimum free float of 25% to October 7, 2013, extendable for a further year under certain conditions.

As reported by the controlling shareholder, the Banco intends to achieve the difference between the current percentage of outstanding shares and the required minimum, through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of ADRs) and/or through the issuance of new shares.

Subsequent Event

Reduction of Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000 billion, to be considered excessive to maintain is activities, according to article 173 of Law 6.404/1976 and under the company's Extraordinary General Meeting (EGM), held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of the Brazilian Bacen, (ii) 60 days after the release of the minutes of the EGM which deliberated on the capital reduction, without any opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• to be the best Banco in terms of service quality, sustained by the operational efficiency of the technological platform;

• the focus on improving customer services through quality services and infrastructure;

• to intensify the relationship with customers in order to become the Banco of choice of our customers;

• to increase the commercial punch in key segments/products, such as SMEs, card issuers, the acquiring business, mortgages, vehicle financing, and insurance;

• to take advantage of products and service cross selling opportunities;

• to continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands; and

• to maintain prudent risk management.

In Brazil, the Bank’s business model, which is distinguished for sharing the best global practices of the Santander Group, is based on five main pillars:

1) Customer oriented;
2) Global brand;
3) Cost efficiency;
4) Prudent risk management; and
5) Solid balance sheet.

With a BIS Ratio of 20.8%, Banco Santander is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from controlling shareholder. Thanks to these and other factors, Banco Santander was considered the eleventh most solid Banco in the world and the first in Brazil by Bloomberg Markets Magazine.

As part of the strategy of becoming the best and most efficient Universal Bank in Brazil, several improvements were made, including:

• improvement of credit analysis processes, generating more agility and autonomy in the branch network;

• simplifying documentation processes, thereby speeding up the response to mortgage loans applications; and

• expansion of access channels to Santander Mobile.

All these initiatives are aligned with the Bank’s mission: “To be our customers’ choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust". Some results are already positive – one example being that Banco Santander has significantly improved its position in the Bacen complaints rankings from second place in December 2011 to fifth in December 2012.

Another fact worth mentioning is the recognition of Banco Santander role in sustainability. Its strategy, based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, gained market recognition in September, when it was elected the greenest company in the "Financial Institution" category and was among the 20 companies with the best environmental practices in the "Prêmio Época Empresa Verde” (Época Green Company Awards), sponsored by Editora Globo. Additionally in October Banco Santander was elected as the greenest company in the world by Newsweek Magazine in the fourth edition (2012) of its “Green Rankings: Global Companies” awards.

• Main Subsidiaries

As of December 31, 2012, Santander Leasing reported total assets of R$52,466 million, a lease and other credits portfolio of R$4,125 million, and stockholders' equity of R$10,248 million. Net income for the exercise of 2012 was R$1.064 million.

As of December 31, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported R$31,218 million in total assets, R$26,768 million in lending operations and others credits, and R$1,118 million of stockholder´s equity. The loss for the exercise of 2012 was R$104 million.

As of December 31, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$766 million and stockholders' equity of R$302 million. Net income for the exercise of 2012 was R$63 million.

As of December 31, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$265 million. The stockholders' equity of R$172 million, and net income for the exercise of 2012 was R$55 million. The stockholders’ equity of investment funds reached Consolidated R$113,854 million.

As of December 31, 2012, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$2,107 million and stockholders' equity of R$2,018 million. Net income for the exercise of 2012 was R$2.263 thousand.

• Rating Branches

Banco Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Perspective)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Perspective)	BBB (estable)	A-2	BBB (estable)	A-2	brAAA (estable)	brA-1
Moody’s (Perspective)	Baa1 (estable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (estable)	Br-1
Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

In 2012, meetings were held with the Advisory Committees of the Board of Directors of Banco Santander, which comprises: Audit Committee; Risk Committee; Corporate Governance and Sustainability Committee, and Compensation and Nomination Committee, underlining the Company’s best corporate governance practices.

On October 24, 2012, the Banco Board of Directors appointed the members and coordinator of the Risk Committee of the Banco and approved an amendment to its procedural rules, thereby ensuring a more robust corporate governance system in line with best practices.

The Board also monitored the implementation of the action plans arising from its assessment in the previous quarter.

On December 19, 2012, the Board of Directors approved the proposal for the granting of “Deferred Bonus Plans” for 2012, to executive officers, managers and others employees of the Banco and companies under its control; the Banco Santander's Calendar of Corporate Events for 2013; and the election of the new members of the Banco Board of Executive Officers – Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without portfolio.

In December 21, 2012, it was homologated by the Brazilian Bacen, the election procedures of the new members of the Board of Directors: Mrs. Marília Artimonte Rocca, who accomplished the qualifications of an Independent Counselor and Mr. Conrado Engel, who is, today, Senior Executive Vice-President Officer at the Banco, responsible for the Retail Segment.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and client vision, together with the Santander Group (Spain):

• to aprove the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by the Executive Committee and by Santander Group (Spain); and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, both from a functional and hierarchical point of view, and reports directly to the CEO of Banco Santander and to the head of the Santander Group (Spain) risk department.

The Executive Vice-Presidency of Risk is divded into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is the exposure to risk factors including interest rates, exchange rates, stock market prices and other values, according to the type of product, the volume of operations, the terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, and of liquidity gaps, among other practices which the control and monitoring of the risks which may affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for assumed risk and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

The Environmental Risk Practice of Banco Santander is now applicable for the Wholesale Banco, besides the lending, which provides analysis of social and environmental risk standards in the credit approval process. The area of Environmental Risk analyzes the environmental management of its clients, checking items such as contaminated areas, deforestation, labor violations and other problems, in which there is a risk of penalties.

A specialized team, with background in Biology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients, while our financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition and to the customers guarantees, among other effects. Our experience shows that the company which cares about well-being of its employees and the environment in which it operates tends to have a more efficient management. Thus, it is more likely to honor their commitments and develop good businesses.

6. Operational Risk Management, Internal Controls - Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord - BIS II (as regulated by the Bacen), and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Management is an acting party, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of PRE related to operational risk.

The 2011 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 2012 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2012, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee's 2012 meeting approved the internal audit work plan and activity report for the year.

In order to perform its duties and reduce coverage risks inherent to Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs - which describe future audit tests - are revised annually for compliance with the requirements. Throughout 2012, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 54 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

In the year in which Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) completed a decade of operations, its financial results were also a cause for celebration: in 2012 through September, the active portfolio totaled R$216.8 million, 38% up on the same period in 2011. By the end of the third quarter, we had disbursed R$309 million to small entrepreneurs.

In December, the first of ten wind farms in which Banco Santander maintains an interest in Brazil was inaugurated in the state of Ceará. We are the only Banco in the Brazilian market that invests directly in wind power projects.

November saw the announcement of the 21 winners of the 8th edition of the Prêmios Santander Universidades de Ciência e Inovação, Empreendedorismo, Universidade Solidária e Guia do Estudante – Destaques do Ano (Santander Universities of Science and Innovation, Entrepreneurship, Solidarity University and Student Guide Awards – Highlights of the Year). All in all, Santander Universidades distributed more than R$1 million in financial support and international scholarships. There were 10,252 enrollments in 599 educational institutions throughout Brazil, 67% more than in the previous year.

In addition, Santander Universidades, with the support of Universia, launched a pioneering initiative. In 2012, we invited professors of Economics and Business Administration from all over Brazil to participate in the Santander Educational Practices for Sustainability in order to insert sustainability into the classroom. More than 250 people took part and six finalists presented their proposals at an event in São Paulo.

In its 2012 edition, the Programa Amigo de Valor (Valued Friend Program) raised R$10 million, a new record. More than 39,000 employees, interns and clients took part. The funds will be allocated to projects that will benefit children and teenagers in 47 Brazilian municipalities.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Constitution Foreign Subsidiary
Banco Santander established an independent subsidiary in Spain, Santander Brasil EFC, in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process for the foreing subsidiary before the regulatory bodies (Bacen, Ministerio de Economia y Hacienda of Spain and Banco de Espanã) was completed on March 28, 2012. The payment the share capital of the subsidiary, was held in the amount of €748 million.

b) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions.
Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; e

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the Transaction), by Banco Santander (Brasil) S.A. of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.), for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander S.A. (Banco Santander Spain), and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741 million (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$24,731 million, main represented by R$21,551 million of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349 million, main represented by R$21,279 million of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$649 million, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

e) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap Investimentos e Participações S.A (Sancap)

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the EGM held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap. The spun-off assets to Sancap is total amounting of R$512 million and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. (Santander Capitalização) capital. The partial spin-off was approved by Susep on August 9, 2011.

f) Others Corporate Movements.
We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen; and

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

•Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the years 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, January 30, 2013

The Board of Directors The Executive

(Adopted at the Meeting of the Board of 01/30/2013).

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (“Bank”) and subsidiaries (“Consolidated”), consisting of the balance sheet as of December 31, 2012 and the related statements of income, changes in stockholders’ equity (Bank) and cash flows for the six-month period and year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the six-month period and year then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN.

Other matters

Statement of value added

We have also examined the statements of value added (Bank and Consolidated) for the year ended December 31, 2012, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 30, 2013

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

In thousands of Brazilian Reais - R$, unless otherwise stated
			Bank		Consolidated
	Note	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Current Assets		250,715,643	245,996,451	256,441,937	240,852,594
Cash	4	4,653,214	4,458,365	4,742,486	4,470,858
Interbank Investments	5	51,106,876	47,442,765	36,700,193	24,828,729
Money Market Investments		21,353,662	18,966,086	21,353,693	18,966,271
Interbank Deposits		20,458,741	25,524,342	4,545,281	2,910,121
Foreign Currency Investments		9,294,473	2,952,337	10,801,219	2,952,337
Securities and Derivative Financial Instruments	6	37,326,162	36,552,965	37,544,440	35,955,321
Own Portfolio		14,145,665	12,631,582	22,115,859	12,054,118
Subject to Repurchase Commitments		18,957,131	20,968,002	10,047,191	19,469,110
Derivative Financial Instruments		1,041,124	1,681,081	1,132,514	1,677,633
Linked to Central Bank of Brazil		1,118,510	361,714	1,118,510	361,714
Linked to Guarantees		2,063,732	910,586	3,130,366	2,392,746
Interbank Accounts	7	34,121,412	44,814,618	34,348,923	45,059,116
Payments and Receipts Pending Settlement		1,979	2,445	1,979	2,445
Restricted Deposits:		34,083,673	44,784,846	34,311,184	45,029,344
Central Bank Deposits		34,082,514	44,784,542	34,310,025	45,029,040
National Housing System		1,159	304	1,159	304
Correspondents		35,760	27,327	35,760	27,327
Interbranch Accounts		1,509	856	1,509	856
Internal Transfers of Funds		1,509	856	1,509	856
Lending Operations	8	54,349,968	56,501,363	67,750,656	67,704,141
Public Sector		65,928	50,992	65,928	50,992
Private Sector		56,697,207	57,901,637	70,482,512	69,411,944
(Allowance for Loan Losses)	8.f	(2,413,167)	(1,451,266)	(2,797,784)	(1,758,795)
Leasing Operations	8	46,338	100,055	2,999,815	3,837,638
Public Sector		-	-	2,607	3,006
Private Sector		49,904	106,344	3,091,489	3,986,430
(Allowance for Lease Losses)	8.f	(3,566)	(6,289)	(94,281)	(151,798)
Other Receivables		68,581,922	55,725,216	71,702,629	58,496,285
Credits for Guarantees Honored		2,541	-	2,541	-
Foreign Exchange Portfolio	9	38,349,206	34,851,804	38,349,206	34,851,804
Income Receivable		568,937	428,318	553,752	383,559
Trading Account	10	904,278	694,563	1,084,613	806,201
Tax Credits	11	6,020,627	5,980,796	7,139,554	7,086,783
Others	12	22,820,862	13,865,062	24,679,009	15,491,730
(Allowance for Other Receivables Losses)	8.f	(84,529)	(95,327)	(106,046)	(123,792)
Other Assets		528,242	400,248	651,286	499,650
Non - Current Assets Held for Sale		112,322	103,104	112,322	103,104
Other Assets		190,278	97,592	193,082	101,320
(Allowance for Valuation)		(146,956)	(87,435)	(149,631)	(91,010)
Prepaid Expenses		372,598	286,987	495,513	386,236

			Bank		Consolidated
	Note	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Long-Term Assets		182,761,544	179,254,338	168,051,006	157,818,444
Interbank Investments	5	14,431,441	14,219,658	70,679	656,332
Interbank Deposits		14,431,441	13,848,311	70,679	284,985
Foreign Currency Investments		-	371,547	-	371,547
(Allowance for Losses)		-	(200)	-	(200)
Securities and Derivative Financial Instrument	6	64,249,415	68,593,921	39,287,733	38,660,916
Own Portfolio		8,704,872	11,569,804	15,753,576	10,884,821
Subject to Repurchase Commitments		43,407,334	43,790,339	10,177,742	13,821,174
Derivative Financial Instruments		3,691,872	2,567,924	3,698,641	2,567,513
Linked to Central Bank of Brazil		368,673	1,859,544	368,673	1,859,544
Privatization Certificates		2,762	2,145	2,762	2,145
Linked to Guarantees		8,073,902	8,804,165	9,286,339	9,525,719
Interbank Accounts	7	167,663	198,439	167,663	198,439
Restricted Deposits:		167,663	198,439	167,663	198,439
National Housing System		167,663	198,439	167,663	198,439
Lending Operations	8	86,013,060	79,499,007	102,746,363	93,920,024
Public Sector		80,028	129,644	80,028	129,644
Private Sector		96,449,751	88,127,428	113,819,922	103,121,103
(Allowance for Loan Losses)	8.f	(10,516,719)	(8,758,065)	(11,153,587)	(9,330,723)
Leasing Operations	8	6,226	59,880	2,517,792	3,560,058
Public Sector		-	-	3,468	5,205
Private Sector		9,912	67,633	2,644,442	3,776,987
(Allowance for Lease Losses)	8.f	(3,686)	(7,753)	(130,118)	(222,134)
Other Receivables		17,554,338	16,582,092	22,295,511	20,145,542
Receivables for Guarantees Honored		6,651	1,823	6,651	1,823
Foreign Exchange Portfolio	9	204,928	293,913	204,928	293,913
Income Receivable		117,101	55,466	117,101	55,466
Tax Credits	11	8,077,783	6,580,968	9,794,962	8,043,300
Others	12	9,425,978	9,994,016	12,478,798	12,162,281
(Allowance for Other Receivables Losses)	8.f	(278,103)	(344,094)	(306,929)	(411,241)
Other Assets		339,401	101,341	965,265	677,133
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		333,105	95,045	958,969	670,837

Permanent Assets		39,971,520	39,974,328	22,859,763	25,054,771
Investments		17,403,923	15,209,932	40,049	69,310
Investments in Affiliates and Subsidiaries:	14	17,387,119	15,166,376	22,666	24,200
Domestic		15,368,790	15,166,376	22,666	24,200
Foreign		2,018,329	-	-	-
Other Investments		48,655	75,407	53,795	81,570
(Allowance for Losses)		(31,851)	(31,851)	(36,412)	(36,460)
Fixed Assets	15	5,566,140	4,902,891	5,602,086	4,934,875
Real Estate		2,065,276	2,137,681	2,067,484	2,139,823
Others		7,878,484	6,601,722	7,953,283	6,667,593
(Accumulated Depreciation)		(4,377,620)	(3,836,512)	(4,418,681)	(3,872,541)
Intangibles	16	17,001,457	19,861,505	17,217,628	20,050,586
Goodwill		26,012,090	26,868,346	26,171,836	27,031,260
Intangible Assets		6,996,274	6,111,869	7,117,396	6,191,679
(Accumulated Amortization)		(16,006,907)	(13,118,710)	(16,071,604)	(13,172,353)
Total Assets		473,448,707	465,225,117	447,352,706	423,725,809

			Bank		Consolidated
	Note	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Current Liabilities		278,920,887	271,290,416	247,999,733	232,545,213
Deposits	17.a	104,628,175	113,464,541	74,901,698	72,738,135
Demand Deposits		13,680,737	13,684,773	13,457,096	13,536,806
Savings Deposits		26,856,910	23,293,434	26,856,910	23,293,434
Interbank Deposits		31,557,484	42,653,353	2,053,827	1,980,411
Time Deposits		32,533,044	33,832,981	32,533,865	33,927,484
Money Market Funding	17.b	52,185,328	59,231,381	45,349,856	56,451,019
Own Portfolio		34,508,852	42,894,806	29,476,097	41,171,792
Third Parties		9,146,494	8,424,898	7,343,777	7,367,550
Linked to Trading Portfolio Operations		8,529,982	7,911,677	8,529,982	7,911,677
Funds from Acceptance and Issuance of Securities	17.c	29,557,231	17,426,772	30,225,949	17,742,997
Exchange Acceptances		-	-	448,199	233,904
Resources of Debentures		-	-	160,508	80,744
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		25,766,893	17,027,739	25,826,904	17,029,316
Securities Issued Abroad		3,790,338	399,033	3,790,338	399,033
Interbank Accounts	7	18,525	8,467	18,525	8,467
Receipts and Payments Pending Settlement		-	3	-	3
Correspondents		18,525	8,464	18,525	8,464
Interbranch Accounts		2,002,049	2,012,600	2,002,049	2,012,600
Third-Party Funds in Transit		2,000,676	2,004,753	2,000,676	2,004,753
Internal Transfers of Funds		1,373	7,847	1,373	7,847
Borrowings	17.e	14,748,478	13,161,053	14,748,478	13,161,053
Local Borrowings - Other Institutions		48,934	-	48,934	-
Foreign Borrowings		14,699,544	13,161,053	14,699,544	13,161,053
Domestic Onlendings - Official Institutions	17.e	3,793,910	4,189,752	3,793,910	4,189,752
National Treasury		247	21,188	247	21,188
National Economic and Social Development Bank (BNDES)		2,124,206	1,899,635	2,124,206	1,899,635
Federal Savings and Loan Bank (CEF)		2,581	33,660	2,581	33,660
National Equipment Financing Authority (FINAME)		1,483,052	2,099,952	1,483,052	2,099,952
Other Institutions		183,824	135,317	183,824	135,317
Foreign Onlendings	17.e	20,548	914,798	20,548	914,798
Foreign Onlendings		20,548	914,798	20,548	914,798
Derivative Financial Instruments	6	1,763,114	2,138,328	1,852,470	2,138,328
Derivative Financial Instruments		1,763,114	2,138,328	1,852,470	2,138,328
Other Payables		70,203,529	58,742,724	75,086,250	63,188,064
Collected Taxes and Other		81,082	122,575	87,944	136,781
Foreign Exchange Portfolio	9	36,246,517	32,393,881	36,246,517	32,393,881
Social and Statutory		1,427,504	1,509,752	1,465,278	1,538,815
Tax and Social Security	18	9,093,831	7,306,192	11,555,347	9,387,397
Trading Account	10	564,848	694,242	749,118	808,845
Subordinated Debt	19	3,727,745	-	3,727,745	-
Others	20	19,062,002	16,716,082	21,254,301	18,922,345

			Bank		Consolidated
	Note	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Long-Term Liabilities		128,401,281	128,113,710	132,420,554	124,844,045
Deposits	17.a	51,339,151	55,913,362	51,643,441	49,059,462
Interbank Deposits		999,882	7,743,600	1,338,671	889,707
Time Deposits		50,339,269	48,169,762	50,304,770	48,169,755
Money Market Funding	17.b	27,468,352	21,664,735	27,178,706	21,584,554
Own Portfolio		27,468,352	21,664,735	27,178,706	21,584,554
Funds from Acceptance and Issuance of Securities	17.c	24,306,708	21,087,243	26,067,742	22,189,968
Exchange Acceptances		-	-	644,279	471,881
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		12,798,608	12,789,632	13,915,363	13,420,476
Securities Issued Abroad		11,508,100	8,297,611	11,508,100	8,297,611
Borrowings	17.e	1,252,900	1,660,631	1,252,900	1,660,631
Local Borrowings - Other Institutions		73,350	-	73,350	-
Foreign Borrowings		1,179,550	1,660,631	1,179,550	1,660,631
Domestic Onlendings - Official Institutions	17.e	5,590,711	6,031,862	5,590,711	6,031,862
National Treasury		836	-	836	-
National Economic and Social Development Bank (BNDES)		3,065,388	3,542,793	3,065,388	3,542,793
Federal Savings and Loan Bank (CEF)		60,219	1,316	60,219	1,316
National Equipment Financing Authority (FINAME)		2,456,539	2,478,974	2,456,539	2,478,974
Other Institutions		7,729	8,779	7,729	8,779
Foreign Onlendings	17.e	20,216	161,827	20,216	161,827
Foreign Onlendings		20,216	161,827	20,216	161,827
Derivative Financial Instruments	6	3,347,425	2,544,524	3,352,557	2,544,614
Derivative Financial Instruments		3,347,425	2,544,524	3,352,557	2,544,614
Other Payables		15,075,818	19,049,526	17,314,281	21,611,127
Foreign Exchange Portfolio	9	152,049	399,973	152,049	399,973
Tax and Social Security	18	3,306,392	3,010,670	5,276,686	5,364,910
Trading Account	10	-	28	-	28
Subordinated Debts	19	8,191,406	10,908,344	8,191,406	10,908,344
Others	20	3,425,971	4,730,511	3,694,140	4,937,872

Deferred Income		222,095	207,291	222,099	207,291
Deferred Income		222,095	207,291	222,099	207,291

Minority Interest		-	-	840,957	550,695

Stockholders' Equity	22	65,904,444	65,613,700	65,869,363	65,578,565
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		610,215	529,149	612,259	529,149
Profit Reserves		2,149,275	1,631,897	1,654,347	1,632,544
Adjustment to Fair Value		487,315	737,221	945,118	701,439
(-) Treasury Shares		(170,562)	(112,768)	(170,562)	(112,768)
Total Liabilities		473,448,707	465,225,117	447,352,706	423,725,809

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidaded
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011

Financial Income		26,577,589	55,829,354	55,788,210	26,093,225	55,486,950	57,372,772
Lending Operations		16,291,528	35,018,499	33,820,355	19,176,619	40,705,322	38,312,969
Leasing Operations		6,059	17,744	36,369	467,388	1,066,771	1,625,710
Securities Transactions	6.a	9,400,704	17,967,836	17,729,508	5,538,633	10,858,734	13,082,911
Derivatives Transactions		(12,318)	(584,316)	(607,075)	(10,403)	(592,320)	(613,368)
Foreign Exchange Operations		(340,054)	400,911	778,886	(340,054)	400,911	778,886
Compulsory Deposits		1,193,815	2,962,432	4,030,167	1,203,727	2,981,824	4,185,664
Operations of Sale or Transfer of Financial Assets		37,855	46,248	-	57,315	65,708	-

Financial Expenses		(17,661,797)	(39,834,816)	(41,881,297)	(16,877,505)	(37,915,083)	(40,399,529)
Funding Operations Market	17.d	(11,037,646)	(25,321,870)	(29,128,587)	(9,377,176)	(21,482,784)	(26,100,041)
Borrowings and Onlendings Operations		(291,739)	(1,440,627)	(2,775,981)	(291,740)	(1,440,911)	(2,777,130)
Allowance for Loan Losses	8.f	(6,332,412)	(13,072,319)	(9,976,729)	(7,208,589)	(14,991,388)	(11,522,358)

Gross Profit From Financial Operations		8,915,792	15,994,538	13,906,913	9,215,720	17,571,867	16,973,243

Other Operating (Expenses) Income		(6,900,320)	(13,268,083)	(11,752,295)	(7,746,121)	(15,044,894)	(14,025,977)
Income from Services Rendered	25	3,390,256	6,452,446	5,917,138	3,680,112	7,000,645	6,250,189
Income from Banking Fees	25	1,218,937	2,413,821	2,086,410	1,501,645	3,024,260	2,699,880
Personnel Expenses	26	(3,096,106)	(5,960,065)	(5,233,401)	(3,267,271)	(6,296,431)	(5,490,449)
Other Administrative Expenses	27	(6,047,636)	(11,779,441)	(10,456,704)	(6,278,704)	(12,180,810)	(10,785,616)
Tax Expenses	28	(1,360,037)	(2,604,366)	(2,376,266)	(1,563,327)	(3,027,714)	(2,836,195)
Investments in Affiliates and Subsidiaries	14	846,763	1,571,023	2,379,594	345	1,076	4,074
Other Operating Income	29	735,344	1,707,267	1,351,777	1,188,407	2,261,242	2,018,185
Other Operating Expenses	30	(2,587,841)	(5,068,768)	(5,420,843)	(3,007,328)	(5,827,162)	(5,886,045)

Operating Income		2,015,472	2,726,455	2,154,618	1,469,599	2,526,973	2,947,266

Nonoperating Income	31	184,461	201,489	852,731	183,050	218,159	955,115

Income Before Taxes on Income and Profit Sharing		2,199,933	2,927,944	3,007,349	1,652,649	2,745,132	3,902,381

Income Tax and Social Contribution	32	(37,854)	1,167,411	1,731,748	111,645	1,053,241	992,655
Provision for Income Tax		27,934	(95,878)	(135)	133,145	(271,239)	(427,143)
Provision for Social Contribution Tax		-	(70,534)	12,085	8,492	(279,100)	(324,770)
Deferred Tax Credits		(65,788)	1,333,823	1,719,798	(29,992)	1,603,580	1,744,568

Profit Sharing		(373,859)	(907,977)	(1,168,350)	(406,979)	(980,492)	(1,257,143)

Minority Interest		-	-	-	(77,039)	(126,079)	(80,690)

Net Income		1,788,220	3,187,378	3,570,747	1,280,276	2,691,802	3,557,203

Number of Shares (Thousands)	22.a	399,044,117	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		4.48	7.99	8.95

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for
			Capital	Legal	Dividend		Affiliates and	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Own Position	Subsidiaries	Earnings	Shares	Total

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(112,768)	(112,768)
Result of Treasury Shares	22.d	-	13	-	-	-	-	-	-	13
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	438,177	15,546	-	-	453,723
Dividends based on Reserve of Dividend Equalization	22.b	-	-	-	(273,840)	-	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	3,570,747	-	3,570,747
Allocations:
Legal Reserve		-	-	178,537	-	-	-	(178,537)	-	-
Dividends	22.b	-	-	-	-	-	-	(1,351,160)	-	(1,351,160)
Interest on Capital	22.b	-	-	-	-	-	-	(1,550,000)	-	(1,550,000)
Reserve of Dividend Equalization	22.c	-	-	-	491,050	-	-	(491,050)	-	-
Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700

Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(57,794)	(57,794)
Result of Treasury Shares	22.d	-	(41)	-	-	-	-	-	-	(41)
Reservations for Share-Based Payment	33.e	-	81,107	-	-	-	-	-	-	81,107
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(305,534)	55,628	-	-	(249,906)
Dividends Based on Reserve for Dividend Equalization	22.b	-	-	-	(491,050)	-	-	-	-	(491,050)
Net Income		-	-	-	-	-	-	3,187,378	-	3,187,378
Allocations:
Legal Reserve		-	-	159,369	-	-	-	(159,369)	-	-
Dividends	22.b	-	-	-	(348,950)	-	-	(810,000)	-	(1,158,950)
Interest on Capital	22.b	-	-	-	-	-	-	(1,020,000)	-	(1,020,000)
Reserve for Dividend Equalization	22.c	-	-	-	1,198,009	-	-	(1,198,009)	-	-
Balances as of December 31, 2012		62,828,201	610,215	1,300,216	849,059	413,578	73,737	-	(170,562)	65,904,444

Balances as of June 30, 2012		62,828,201	584,413	1,210,805	350,250	997,376	43,165	-	(167,538)	65,846,672
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(3,024)	(3,024)
Result of Treasury Shares	22.d	-	10	-	-	-	-	-	-	10
Reservations for Share-Based Payment	33.e	-	25,792	-	-	-	-	-	-	25,792
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(583,798)	30,572	-	-	(553,226)
Dividends Based on Reserve for Dividend Equalization	22.b	-	-	-	(1,050)	-	-	-	-	(1,050)
Net Income		-	-	-	-	-	-	1,788,220	-	1,788,220
Allocations:
Legal Reserve		-	-	89,411	-	-	-	(89,411)	-	-
Dividends	22.b	-	-	-	(348,950)	-	-	(400,000)	-	(748,950)
Interest on Capital	22.b	-	-	-	-	-	-	(450,000)	-	(450,000)
Reserve for Dividend Equalization	22.c	-	-	-	848,809	-	-	(848,809)	-	-
Balances as of December 31, 2012		62,828,201	610,215	1,300,216	849,059	413,578	73,737	-	(170,562)	65,904,444
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidated
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011
Operational Activities
Net Income		1,788,220	3,187,378	3,570,747	1,280,276	2,691,802	3,557,203
Adjustment to Net Income		9,744,554	18,839,089	13,857,513	11,231,277	22,049,542	18,060,378
Allowance for Loan Losses	8.f	6,332,412	13,072,319	9,976,729	7,208,589	14,991,388	11,522,358
Provision for Legal Proceedings, Administrative and Other		1,906,900	3,672,128	4,231,317	1,944,053	4,107,438	4,877,801
Deferred Tax Credits		36,895	(1,129,358)	(1,650,547)	(352,048)	(2,054,437)	(2,002,257)
Equity in Affiliates and Subsidiaries	14	(846,763)	(1,571,023)	(2,379,594)	(345)	(1,076)	(4,074)
Depreciation and Amortization	27	2,700,940	5,308,091	4,423,590	2,711,999	5,327,519	4,437,889
Recognition (Reversal) Allowance for Other Assets Losses	31	69,577	59,507	(11,538)	69,186	58,605	(9,413)
Result on Sale of Other Assets	31	(353,477)	(354,772)	(5,435)	(354,379)	(356,789)	(6,884)
Result on Impairment of Assets	29&30	(358)	(592)	4,744	(358)	(592)	4,744
Result on Sale of Investments	31	(290)	(13,744)	(711,015)	10,055	(13,241)	(761,917)
Others		(101,282)	(208,467)	(20,738)	(5,475)	(9,273)	2,131
Changes on Assets and Liabilities		(8,234,177)	(18,609,073)	(32,746,105)	(9,910,811)	(20,115,394)	(33,193,700)
Decrease (Increase) in Interbank Investments		8,666,114	4,328,016	(19,983,245)	(5,045,778)	(1,000,945)	(4,639,898)
Decrease (Increase) in Securities and Derivative Financial Instruments		(1,810,641)	2,777,465	(8,263,623)	(7,516,255)	(1,256,218)	(5,480,206)
Decrease (Increase) in Lending and Leasing Operations		(6,973,390)	(17,652,428)	(28,509,981)	(9,128,269)	(22,353,575)	(36,403,510)
Decrease (Increase) in Deposits on Central Bank of Brazil		4,926,751	10,702,028	(5,817,551)	4,914,091	10,719,015	(3,627,953)
Decrease (Increase) in Other Receivables		(2,116,031)	(11,408,373)	(20,013,896)	(3,034,528)	(13,326,959)	(21,525,885)
Decrease (Increase) in Other Assets		(110,591)	(323,671)	(20,969)	(21,211)	(397,409)	(945,299)
Net Change on Other Interbank and Interbranch Accounts		1,003,957	20,808	(372,702)	1,003,957	20,808	(372,680)
Increase (Decrease) in Deposits		(15,161,377)	(13,410,577)	16,858,553	4,725,872	4,747,542	4,318,473
Increase (Decrease) in Money Market Funding		1,274,566	(1,242,436)	12,781,268	2,882,956	(5,507,011)	12,257,843
Increase (Decrease) in Borrowings		615,946	(693,160)	(322,320)	615,946	(693,160)	(322,320)
Increase (Decrease) in Other Liabilities		1,623,068	9,218,221	21,637,588	1,467,793	11,120,120	25,508,017
Increase (Decrease) in Change in Deferred Income		3,614	14,804	29,141	3,618	14,808	29,119
Tax Paid		(176,163)	(939,770)	(748,368)	(779,003)	(2,202,410)	(1,989,401)
Net Cash Provided by (Used in) Operational Activities		3,298,597	3,412,394	(15,317,845)	2,600,742	4,625,950	(11,576,119)

			Bank			Consolidated
	07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
Note	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011

Investing Activities
Acquisition of Investment		(383,531)	(2,531,899)	(19,768)	5,942	3,053	(4,588)
Acquisition of Fixed Assets		(983,925)	(1,405,117)	(1,075,419)	(989,237)	(1,414,417)	(1,091,217)
Acquisition of Intangible Assets		(1,297,354)	(1,777,561)	(1,307,042)	(1,319,191)	(1,818,874)	(1,409,552)
Net Cash Received on Sale/Reduction of Investments		201,047	245,522	3,312,893	(16,818)	38,479	3,053,244
Proceeds from Assets not in Use		9,542	21,723	44,720	11,004	25,210	51,183
Proceeds from Property for Own Use		419,252	423,949	27,811	419,299	424,091	29,584
Dividends and Interest on Capital Received		414,416	1,978,196	3,960,848	28,273	34,414	548
Net Cash Provided by (Used in) Investing Activities		(1,620,553)	(3,045,187)	4,944,043	(1,860,728)	(2,708,044)	629,202
Financing Activities
Acquisition of Own Share	22.d	(3,024)	(57,794)	(112,768)	(3,024)	(57,794)	(112,768)
Long-Term Emissions		20,203,606	36,014,099	29,420,502	20,506,071	36,397,088	29,420,502
Long-Term Payments		(17,734,679)	(25,430,502)	(14,604,118)	(17,755,627)	(25,451,450)	(14,604,118)
Dividends and Interest on Capital Paid		(1,375,467)	(2,494,251)	(3,926,131)	(1,436,568)	(2,586,132)	(3,958,052)
Increase (Decrease) on Minority Interest		-	-	-	316,995	336,876	83,267
Net Cash Provided by (Used in) Financing Activities		1,090,436	8,031,552	10,777,485	1,627,847	8,638,588	10,828,831
Net Increase (Decrease) in Cash and Cash Equivalents		2,768,480	8,398,759	403,683	2,367,861	10,556,494	(118,086)
Cash and Cash Equivalents at the Beginning of Period	4	15,533,375	9,903,096	9,499,413	17,579,511	9,390,878	9,508,964
Cash and Cash Equivalents at the End of Period	4	18,301,855	18,301,855	9,903,096	19,947,372	19,947,372	9,390,878

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Note	12/31/2012		12/31/2011		12/31/2012		12/31/2011

Financial Income		55,829,354		55,788,210		55,486,950		57,372,772
Income from Services Rendered and Banking Fees	25	8,866,267		8,003,548		10,024,905		8,950,069
Allowance for Loans Losses	8.f	(13,072,319)		(9,976,729)		(14,991,388)		(11,522,358)
Other Income and Expenses		(3,160,604)		(3,211,591)		(3,348,353)		(2,908,001)
Financial Expenses		(26,762,497)		(31,904,568)		(22,923,695)		(28,877,171)
Third-party Input		(5,856,197)		(5,498,758)		(6,235,223)		(5,806,529)
Materials, Energy and Others		(278,361)		(281,556)		(280,159)		(284,651)
Third-Party Services	27	(1,924,444)		(1,773,851)		(2,135,349)		(1,935,392)
Impairment of Assets	29&30	592		(4,744)		592		(4,744)
Others		(3,653,984)		(3,438,607)		(3,820,307)		(3,581,742)
Gross Added Value		15,844,004		13,200,112		18,013,196		17,208,782
Retentions
Depreciation and Amortization	27	(5,308,091)		(4,423,590)		(5,327,519)		(4,437,889)
Added Value Produced Net		10,535,913		8,776,522		12,685,677		12,770,893
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	1,571,023		2,379,594		1,076		4,074
Added Value to Distribute		12,106,936		11,156,116		12,686,753		12,774,967
Added Value Distribution
Employee		6,025,229	49.8%	5,629,066	50.5%	6,386,540	50.3%	5,935,137	46.4%
Compensation	26	3,474,559		2,985,762		3,680,198		3,133,306
Benefits	26	1,004,790		895,788		1,058,673		942,107
Government Severance Indemnity Funds for Employees - FGTS		311,637		303,872		333,351		321,022
Others		1,234,243		1,443,644		1,314,318		1,538,702
Taxes		2,279,768	18.8%	1,417,203	12.7%	2,864,856	22.6%	2,655,995	20.8%
Federal		1,909,584		1,038,568		2,422,740		2,209,975
State		824		727		1,006		905
Municipal		369,360		377,908		441,110		445,115
Compensation of Third-Party Capital - Rental	27	614,561	5.1%	539,100	4.8%	617,476	4.9%	545,942	4.3%
Remuneration of Interest on Capital		3,187,378	26.3%	3,570,747	32.0%	2,817,881	22.2%	3,637,893	28.5%
Dividends	22.b	1,158,950		1,351,160		1,158,950		1,351,160
Interest on Capital	22.b	1,020,000		1,550,000		1,020,000		1,550,000
Profit Reinvestment		1,008,428		669,587		512,852		656,043
Participation Results of Minority of Shareholders		-		-		126,079		80,690
Total		12,106,936	100.0%	11,156,116	100.0%	12,686,753	100.0%	12,774,967	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

 Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, creditcard operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

 Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

 In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

 Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

 The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

 The Financial Statements of the period ended in December 31, 2012 was approved by Board of Directors on the meeting held in Janury 30, 2013.

 The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended December 31, 2012 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

 Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivatives designated as hedge can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independet the retention or not of risk.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical provisions for capitalization are recognized in accordance with the criteria below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date;

• The provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate;

• The provision for drawings is recognized for bonds drawn but not yet was paid; and

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like other obligations - others - employee benefit plans.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as other liabilities - others - employee benefit plans.

An actuarial asset is recognized in the balance sheet as other receivables - others, if the net amount represents an asset. This situation applies: (i) excess funds represent future economic benefits in the form of return of funds to the sponsor or reduction in future contributions, as the conditions laid down in Council Resolution of Pension Funds Management (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service costs accrued,net and unrecognized which will be offset in the long-term.

Plan assets are defined as those who will be directly used to settle obligations and that: (i) are sponsored property, and (ii) may only be used to pay or finance post-employment benefits and can not be returned sponsoring entities, unless there is an excess of resources as conditions at CGPC Resolution 26/2008.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses the corridor method and recognizes in the income the net amount of the cumulative actuarial gains and/or losses which exceeds the higher amount between 10% of the present value of the obligations or 10% of the fair value of the plan assets.

The past service cost, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the income over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - pension plans and personnel costs.

The defined benefit plans are recorded based on actuarial study, conducted annually by external advisory body at the end of each year to be effective for the subsequent period.

The CVM Instruction 695, of December 31, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals of employee benefits, in accordance with changes in the International Accounting Standards IAS 19. The Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of plan assets (gains and losses). The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, in fully recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized yet, in contrast to the stockholders’ equity.

m) Share-based Compensation

Settlement in Action

Related for options to purchase shares of Banco Santander promoting a commitment of executives to the long-term results. The amount of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the probable quantity of options to be granted and register the fair value on personnel expenses in return against the "stockholders' equity" - reserves for share-based payment" during the period of validity of each cycle.

Settlement in Cash

At the beginning of the plan, an estimate is made of the probable quantity of "hypothetical" share that will be received by executives. It determined the fair value of "hypothetical" shares and recorded throughout the duration of each cycle a provision in other liabilities against the personnel expense.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.h).

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses.Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, on the meeting held in January 30, 2013.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

r) Subsequent event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.
4. Cash and Cash Equivalents

			Bank			Consolidated
	12/31/2012	12/31/2011	12/31/2010	12/31/2012	12/31/2011	12/31/2010
Cash	4,653,214	4,458,365	4,375,077	4,742,486	4,470,858	4,376,128
Interbank Investments	13,648,641	5,444,731	5,124,336	15,204,886	4,920,020	5,132,836
Money Market Investments	4,273,832	1,377,537	767,162	4,273,832	1,377,537	767,162
Interbank Deposits	486,036	1,115,424	78,842	535,536	590,713	87,342
Foreign Currency Investments	8,888,773	2,951,770	4,278,332	10,395,518	2,951,770	4,278,332
Total	18,301,855	9,903,096	9,499,413	19,947,372	9,390,878	9,508,964

5. Interbank Investments

						Bank
					12/31/2012	12/31/2011
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Money Market Investments		14,225,262	7,128,400	-	21,353,662	18,966,086
Own Portfolio		3,373,506	2,119,202	-	5,492,708	2,809,657
Treasury Bills - LFT		151,079	-	-	151,079	20
National Treasury Bills - LTN		857,747	493,521	-	1,351,268	584,150
National Treasury Notes - NTN		2,364,680	1,625,681	-	3,990,361	2,225,487
Third-party Portfolio		5,269,197	2,340,969	-	7,610,166	8,547,472
Treasury Bills - LFT		1,999,995	-	-	1,999,995	1,000,545
National Treasury Bills - LTN		1,519,658	759,182	-	2,278,840	506,603
National Treasury Notes - NTN		1,749,544	1,581,787	-	3,331,331	7,040,324
Sold Position		5,582,559	2,668,229	-	8,250,788	7,608,957
National Treasury Bills - LTN		1,494,342	1,372,210	-	2,866,552	1,467,574
National Treasury Notes - NTN		4,088,217	1,296,019	-	5,384,236	6,141,383
Interbank Deposits		6,322,148	14,136,593	14,431,441	34,890,182	39,372,653
Foreign Currency Investments		8,889,386	405,087	-	9,294,473	3,323,884
Allowance for Losses		-	-	-	-	(200)
Total		29,436,796	21,670,080	14,431,441	65,538,317	61,662,423
Current					51,106,876	47,442,765
Long-term					14,431,441	14,219,658

					Consolidated
				12/31/2012	12/31/2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	14,225,293	7,128,400	-	21,353,693	18,966,271
Own Portfolio	4,989,772	2,305,684	-	7,295,456	2,809,842
Treasury Bills - LFT	151,079	-	-	151,079	20
National Treasury Bills - LTN	724,438	493,521	-	1,217,959	584,150
National Treasury Notes - NTN	4,114,224	1,812,163	-	5,926,387	2,225,487
Debentures	31	-	-	31	185
Third-party Portfolio	3,652,962	2,154,487	-	5,807,449	8,547,472
Treasury Bills - LFT	1,999,995	-	-	1,999,995	1,000,545
National Treasury Bills - LTN	1,652,967	759,182	-	2,412,149	506,603
National Treasury Notes - NTN	-	1,395,305	-	1,395,305	7,040,324
Sold Position	5,582,559	2,668,229	-	8,250,788	7,608,957
National Treasury Bills - LTN	1,494,342	1,372,210	-	2,866,552	1,467,574
National Treasury Notes - NTN	4,088,217	1,296,019	-	5,384,236	6,141,383
Interbank Deposits	1,196,514	3,348,767	70,679	4,615,960	3,195,106
Foreign Currency Investments	10,396,132	405,087	-	10,801,219	3,323,884
Allowance for Losses	-	-	-	-	(200)
Total	25,817,939	10,882,254	70,679	36,770,872	25,485,061
Current				36,700,193	24,828,729
Long-term				70,679	656,332

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				12/31/2012	12/31/2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,505,144	448,410	-	28,953,554	27,311,123
Government Securities	25,558,843	444,260	-	26,003,103	24,261,521
Private Securities	2,946,301	4,150	-	2,950,451	3,049,602
Available-for-Sale Securities	65,835,280	-	1,244,392	67,079,672	72,622,162
Government Securities	18,898,306	-	1,308,351	20,206,657	29,041,690
Private Securities	46,936,974	-	(63,959)	46,873,015	43,580,472
Held-to-Maturity Securities	809,355	-	-	809,355	964,596
Government Securities	809,355	-	-	809,355	964,596
Total Securities	95,149,779	448,410	1,244,392	96,842,581	100,897,881
Derivatives (Assets)	4,355,512	380,492	(3,008)	4,732,996	4,249,005
Total Securities and Derivatives	99,505,291	828,902	1,241,384	101,575,577	105,146,886
Current				37,326,162	36,552,965
Long-term				64,249,415	68,593,921
Derivatives (Liabilities)	(4,371,672)	(724,029)	(14,838)	(5,110,539)	(4,682,852)
Current				(1,763,114)	(2,138,328)
Long-term				(3,347,425)	(2,544,524)

					Consolidated
				12/31/2012	12/31/2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	27,635,283	448,430	-	28,083,713	26,124,312
Government Securities	26,623,758	444,280	-	27,068,038	25,225,455
Private Securities	1,011,525	4,150	-	1,015,675	898,857
Available-for-sale Securities	40,866,853	-	2,241,097	43,107,950	43,282,183
Government Securities	26,390,631	-	2,305,010	28,695,641	30,360,152
Private Securities	14,476,222	-	(63,913)	14,412,309	12,922,031
Held-to-Maturity Securities	809,355	-	-	809,355	964,596
Government Securities	809,355	-	-	809,355	964,596
Total Securities	69,311,491	448,430	2,241,097	72,001,018	70,371,091
Derivatives (Assets)	4,371,675	462,488	(3,008)	4,831,155	4,245,146
Total Securities and Derivatives	73,683,166	910,918	2,238,089	76,832,173	74,616,237
Current				37,544,440	35,955,321
Long-term				39,287,733	38,660,916
Derivatives (Liabilities)	(4,379,703)	(810,486)	(14,838)	(5,205,027)	(4,682,942)
Current				(1,852,470)	(2,138,328)
Long-term				(3,352,557)	(2,544,614)

II) Trading Securities

				Bank				Consolidated
			12/31/2012	12/31/2011			12/31/2012	12/31/2011
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	25,558,843	444,260	26,003,103	24,261,521	26,623,758	444,280	27,068,038	25,225,455
Treasury Certificates - CFT	-	-	-	73,768	-	-	-	73,768
National Treasury Bills - LTN	11,372,673	(14,749)	11,357,924	9,038,216	11,507,819	(14,749)	11,493,070	9,038,216
Treasury Bills - LFT	711,193	137	711,330	868,181	1,640,962	157	1,641,119	1,832,115
National Treasury Notes - NTN B	7,062,018	150,007	7,212,025	6,615,312	7,062,018	150,007	7,212,025	6,615,312
National Treasury Notes - NTN C	273,815	202,744	476,559	879	273,815	202,744	476,559	879
National Treasury Notes - NTN F	6,021,043	103,945	6,124,988	7,545,986	6,021,043	103,945	6,124,988	7,545,986
Agricultural Debt Securities - TDA	111,296	1,772	113,068	96,208	111,296	1,772	113,068	96,208
Brazilian Foreign Debt Notes	6,805	404	7,209	4,144	6,805	404	7,209	4,144
Debentures (1)	-	-	-	18,827	-	-	-	18,827
Private Securities	2,946,301	4,150	2,950,451	3,049,602	1,011,525	4,150	1,015,675	898,857
Shares	356,341	10,721	367,062	173,897	356,341	10,721	367,062	173,897
Receivables Investment Fund - FIDC (2)	24,132	-	24,132	28,779	24,132	-	24,132	28,779
Investment Fund Shares in Participation - FIP	-	-	-	372,977	42,523	-	42,523	372,977
Investment Fund Shares	6,464	-	6,464	136,356	484,161	-	484,161	221,354
Debentures	2,512,251	(476)	2,511,775	2,316,890	56,304	(476)	55,828	50,638
Certificates of Real Estate Receivables - CRI	47,113	(6,095)	41,018	20,703	47,113	(6,095)	41,018	20,703
Bank Deposits Certificates - CDB	-	-	-	-	951	-	951	30,509
Total	28,505,144	448,410	28,953,554	27,311,123	27,635,283	448,430	28,083,713	26,124,312

						Bank
						12/31/2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,549,992	1,878,660	4,042,575	15,531,876	26,003,103
National Treasury Bills - LTN	-	3,640,394	1,026,380	1,507,599	5,183,551	11,357,924
Treasury Bills - LFT	-	104,409	108,955	456,408	41,558	711,330
National Treasury Notes - NTN B	-	45,862	714,207	1,955,995	4,495,961	7,212,025
National Treasury Notes - NTN C	-	187	4,453	-	471,919	476,559
National Treasury Notes - NTN F	-	744,807	-	62,520	5,317,661	6,124,988
Agricultural Debt Securities - TDA	-	14,333	24,665	60,053	14,017	113,068
Brazilian Foreign Debt Notes	-	-	-	-	7,209	7,209
Private Securities	373,526	370	5,252	37,908	2,533,395	2,950,451
Shares	367,062	-	-	-	-	367,062
Receivables Investment Fund - FIDC (2)	-	-	-	-	24,132	24,132
Investment Fund Shares	6,464	-	-	-	-	6,464
Debentures	-	370	4,918	28,348	2,478,139	2,511,775
Certificates of Real Estate Receivables - CRI	-	-	334	9,560	31,124	41,018
Total	373,526	4,550,362	1,883,912	4,080,483	18,065,271	28,953,554

Consolidated
12/31/2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,724,779	2,299,560	4,350,733	15,692,966	27,068,038
National Treasury Bills - LTN	-	3,640,394	1,132,883	1,513,623	5,206,170	11,493,070
Treasury Bills - LFT	-	279,196	423,352	758,542	180,029	1,641,119
National Treasury Notes - NTN B	-	45,862	714,207	1,955,995	4,495,961	7,212,025
National Treasury Notes - NTN C	-	187	4,453	-	471,919	476,559
National Treasury Notes - NTN F	-	744,807	-	62,520	5,317,661	6,124,988
Agricultural Debt Securities - TDA	-	14,333	24,665	60,053	14,017	113,068
Brazilian Foreign Debt Notes	-	-	-	-	7,209	7,209
Private Securities	893,746	3,872	5,252	37,908	74,897	1,015,675
Shares	367,062	-	-	-	-	367,062
Receivables Investment Fund - FIDC (2)	-	-	-	-	24,132	24,132
Investment Fund Shares in Participation - FIP	42,523	-	-	-	-	42,523
Investment Fund Shares	484,161	-	-	-	-	484,161
Debentures	-	2,921	4,918	28,348	19,641	55,828
Certificates of Real Estate Receivables - CRI	-	-	334	9,560	31,124	41,018
Bank Deposits Certificates - CDB	-	951	-	-	-	951
Total	893,746	4,728,651	2,304,812	4,388,641	15,767,863	28,083,713

(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

III) Available-for-Sale Securities

				Bank				Consolidated
			12/31/2012	12/31/2011			12/31/2012	12/31/2011
		Adjustment to				Adjustment to
	Cost	Fair Value -	Carrying	Carrying	Cost	Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Equity	Amount	Amount	Amortized	Equity	Amount	Amount
Government Securities	18,898,306	1,308,351	20,206,657	29,041,690	26,390,631	2,305,010	28,695,641	30,360,152
Treasury Certificates - CFT	295	308	603	113,699	295	308	603	113,699
Securitized Credit	1,784	978	2,762	2,145	1,784	978	2,762	2,145
National Treasury Bills - LTN	7,635,686	710,907	8,346,593	11,659,292	7,957,775	722,574	8,680,349	11,738,863
Treasury Bills - LFT	3,236,988	55	3,237,043	2,998,935	3,292,090	96	3,292,186	3,078,254
National Treasury Notes - NTN A	133,190	29,705	162,895	130,532	133,190	29,705	162,895	130,532
National Treasury Notes - NTN B	509,648	53,175	562,823	500,142	509,648	53,175	562,823	500,142
National Treasury Notes - NTN C(4)	-	-	-	982,978	881,185	244,572	1,125,757	982,978
National Treasury Notes - NTN F(4)	7,071,332	512,025	7,583,357	12,447,410	13,305,281	1,252,404	14,557,685	13,606,982
National Treasury Notes - NTN P	-	-	-	114	-	-	-	114
Agricultural Debt Securities - TDA	-	-	-	17	-	-	-	17
State and Municipal Bonds - CEPAC	225,787	579	226,366	-	225,787	579	226,366	-
Debentures (1)	83,596	619	84,215	206,426	83,596	619	84,215	206,426
Private Securities	46,936,974	(63,959)	46,873,015	43,580,472	14,476,222	(63,913)	14,412,309	12,922,031
Shares	554,433	(137,216)	417,217	731,081	593,941	(137,216)	456,725	734,380
Receivables Investment Fund - FIDC (2)	1,447,841	-	1,447,841	2,118,797	1,594,645	-	1,594,645	2,118,797
Investment Fund Shares in Participation - FIP	502,965	(58,409)	444,556	448,237	1,222,342	(58,409)	1,163,933	448,237
Investment Fund Shares	137,966	-	137,966	961	80,226	46	80,272	67,208
Real Estate Fund Shares	26,970	108	27,078	-	26,970	108	27,078	-
Debentures (3)	40,922,900	152,610	41,075,510	37,784,043	7,614,199	152,610	7,766,809	7,056,056
Eurobonds	202,773	164	202,937	184,872	202,773	164	202,937	184,872
Promissory Notes - NP	961,925	246	962,171	950,933	961,925	246	962,171	950,933
Real Estate Credit Notes - CCI	22,497	2,108	24,605	24,228	22,497	2,108	24,605	24,228
Agribusiness Receivables Certificates - CDCA	-	-	-	2,507	-	-	-	2,507
Financial Bills - LF	1,030,153	(41,754)	988,399	-	1,030,153	(41,754)	988,399	-
Certificates of Real Estate Receivables - CRI	1,126,551	18,184	1,144,735	1,334,813	1,126,551	18,184	1,144,735	1,334,813
Total	65,835,280	1,244,392	67,079,672	72,622,162	40,866,853	2,241,097	43,107,950	43,282,183

						Bank
						12/31/2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	296,873	2,949,413	11,791,719	5,168,652	20,206,657
Treasury Certificates - CFT	-	-	-	-	603	603
Securitized Credit	-	-	-	113	2,649	2,762
National Treasury Bills - LTN	-	8,000	-	8,338,593	-	8,346,593
Treasury Bills - LFT	-	1,422	2,854,178	381,443	-	3,237,043
National Treasury Notes - NTN A	-	-	875	-	162,020	162,895
National Treasury Notes - NTN B	-	-	1,719	561,104	-	562,823
National Treasury Notes - NTN F (4)	-	287,188	-	2,376,741	4,919,428	7,583,357
State and Municipal Bonds - CEPAC	-	-	92,641	133,725	-	226,366
Debentures(1)	-	263	-	-	83,952	84,215
Private Securities	2,474,658	464,289	1,130,102	6,185,354	36,618,612	46,873,015
Shares	417,217	-	-	-	-	417,217
Receivables Investment Fund - FIDC (2)	1,447,841	-	-	-	-	1,447,841
Investment Fund Shares in Participation - FIP	444,556	-	-	-	-	444,556
Investment Fund Shares	137,966	-	-	-	-	137,966
Real Estate Fund Shares	27,078	-	-	-	-	27,078
Debentures(3)	-	83,815	570,849	5,031,091	35,389,755	41,075,510
Eurobonds	-	199,006	3,931	-	-	202,937
Promissory Notes - NP	-	139,516	431,997	97,188	293,470	962,171
Real Estate Credit Notes - CCI	-	4,442	-	6,951	13,212	24,605
Financial Bills - LF	-	-	-	988,399	-	988,399
Certificates of Real Estate Receivables - CRI	-	37,510	123,325	61,725	922,175	1,144,735
	2,474,658	761,162	4,079,515	17,977,073	41,787,264	67,079,672

						Consolidated
						12/31/2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	415,440	2,979,581	12,359,408	12,941,212	28,695,641
Treasury Certificates - CFT	-	-	-	-	603	603
Securitized Credit	-	-	-	113	2,649	2,762
National Treasury Bills - LTN	-	8,000	-	8,516,300	156,049	8,680,349
Treasury Bills - LFT	-	5,727	2,884,346	402,113	-	3,292,186
National Treasury Notes - NTN A	-	-	875	-	162,020	162,895
National Treasury Notes - NTN B	-	-	1,719	561,104	-	562,823
National Treasury Notes - NTN C (4)	-	11,507	-	-	1,114,250	1,125,757
National Treasury Notes - NTN F (4)	-	389,943	-	2,746,053	11,421,689	14,557,685
State and Municipal Bonds - CEPAC	-	-	92,641	133,725	-	226,366
Debentures (1)	-	263	-	-	83,952	84,215
Private Securities	3,322,653	464,288	1,130,102	2,676,384	6,818,882	14,412,309
Shares	456,725	-	-	-	-	456,725
Receivables Investment Fund - FIDC (2)	1,594,645	-	-	-	-	1,594,645
Investment Fund Shares in Participation - FIP	1,163,933	-	-	-	-	1,163,933
Investment Fund Shares	80,272	-	-	-	-	80,272
Real Estate Fund Shares	27,078	-	-	-	-	27,078
Debentures (3)	-	83,814	570,849	1,522,121	5,590,025	7,766,809
Eurobonds	-	199,006	3,931	-	-	202,937
Promissory Notes - NP	-	139,516	431,997	97,188	293,470	962,171
Real Estate Credit Notes - CCI	-	4,442	-	6,951	13,212	24,605
Financial Bills - LF	-	-	-	988,399	-	988,399
Certificates of Real Estate Receivables - CRI	-	37,510	123,325	61,725	922,175	1,144,735
Total	3,322,653	879,728	4,109,683	15,035,792	19,760,094	43,107,950

(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(3) In December 31, 2012, includes R$399,703 of hedge objects market risks.

(4) During the fourth quarter of 2012 were sold R$ 7,034,688 of securities relating to National Treasury Notes (NTN-F and NTN-C) Banco Santander to Santander Leasing SA, leading one to Banco Santander result of R$516,272 net of tax. Consolidated result for this was considered as an "unrealized result".

IV) Held-to-Maturity Securities

Bank/Consolidated 12/31/2012 by Maturity
	Cost Amortized/Carrying Amount		Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	12/31/2012	12/31/2011	3 Months	12 months	3 Years	3 Years	Total
Government Securities	809,355	964,596	101	16,048	330	792,876	809,355
National Treasury Notes - NTN C	808,374	962,041	-	15,498	-	792,876	808,374
National Treasury Notes - NTN I	981	2,555	101	550	330	-	981
Total	809,355	964,596	101	16,048	330	792,876	809,355
(1) On the Bank and Consolidated, the market value of held-to-maturity securities is R$1,514,735 (12/31/2011 - R$1,553,540).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

During the fourth quarter of 2012, Banco Santander has transferred an amount of R$228,318 related to National Treasury Notes - NTN-C, held-to-maturity category to the trading securities.

V) Financial Income - Securities Transactions

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				12/31/2012	12/31/2011	12/31/2012	12/31/2011
Income From Fixed-Income Securities				11,116,635	12,464,216	7,588,640	9,189,786
Income From Interbank Investments				7,016,653	5,380,700	3,135,431	2,581,364
Income From Variable-Income Securities				(375,461)	(422,459)	(384,986)	(427,814)
Financial Income from Insurance, Pension Plan and Capitalization (Note 35.c)				-	-	171,958	1,539,179
Others				210,009	307,051	347,691	200,396
Total				17,967,836	17,729,508	10,858,734	13,082,911

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			12/31/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(128,878)	(121,484)		(228,196)	(191,671)
Asset	111,903,143	15,980,670	16,791,030	98,498,396	9,089,791	9,233,118
CDI (Interbank Deposit Rates)	34,842,508	4,330,806	4,976,512	31,775,414	8,036,533	8,184,818
Fixed Interest Rate - Real (1)	16,344,817	11,649,864	11,814,518	5,726,569	1,053,258	1,048,300
Indexed to Price and Interest Rates	14,386,596	-	-	13,259,314	-	-
Foreign Currency	46,238,783	-	-	47,621,292	-	-
Others	90,439	-	-	115,807	-	-
Liabilities	112,032,021	(16,109,548)	(16,912,514)	98,726,592	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	30,511,702	-	-	23,738,881	-	-
Fixed Interest Rate - Real	4,694,953	-	-	4,673,311	-	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)	19,781,674	(6,522,360)	(6,352,475)
Foreign Currency (1)	57,178,415	(10,939,632)	(11,366,283)	50,340,717	(2,719,425)	(3,004,037)
Others	137,455	(47,016)	(34,060)	192,009	(76,202)	(68,277)
Options	266,060,934	(94,073)	(159,054)	266,612,580	(217,101)	(329,357)
Purchased Position	107,224,375	228,372	297,118	110,672,248	239,107	208,117
Call Option - US Dollar	1,792,837	44,838	31,993	1,299,890	22,549	39,528
Put Option - US Dollar	1,748,915	24,039	24,087	794,230	2,656	65
Call Option - Other	46,244,218	86,364	45,914	74,456,856	111,458	48,267
Interbank Market	45,411,468	51,667	2,289	73,455,970	62,801	14,994
Others (2)	832,750	34,697	43,625	1,000,886	48,657	33,273
Put Option - Other	57,438,405	73,131	195,124	34,121,272	102,444	120,257
Interbank Market	56,963,540	57,121	185,813	31,754,691	16,250	41,309
Others (2)	474,865	16,010	9,311	2,366,581	86,194	78,948
Sold Position	158,836,559	(322,445)	(456,172)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)	2,848,995	(19,867)	(7,683)
Call Option - Other	83,389,536	(152,818)	(103,294)	69,094,441	(187,362)	(100,105)
Interbank Market	81,602,615	(68,927)	(4,241)	67,744,926	(87,838)	(20,471)
Others (2)	1,786,921	(83,891)	(99,053)	1,349,515	(99,524)	(79,634)
Put Option - Other	72,608,710	(118,290)	(318,839)	81,154,800	(227,800)	(411,790)
Interbank Market	71,156,608	(64,771)	(272,536)	78,492,974	(101,163)	(293,479)
Others (2)	1,452,102	(53,519)	(46,303)	2,661,826	(126,637)	(118,311)
Futures Contracts	61,247,088	-	-	100,361,012	-	-
Purchased Position	40,376,893	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,916,996	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-	42,328,562	-	-
Foreign Currency	6,576,093	-	-	2,563,038	-	-
Indexes (3)	133,917	-	-	78,332	-	-
Treasury Bonds/Notes	605,203	-	-	178,570	-	-
Others	-	-	-	3,413	-	-
Sold Position	20,870,195	-	-	53,481,372	-	-
Exchange Coupon (DDI)	14,091,511	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-	21,981,554	-	-
Foreign Currency	12,414	-	-	13,923,253	-	-
Indexes (3)	17,926	-	-	38,496	-	-
Treasury Bonds/Notes	191,671	-	-	178,187	-	-

					Bank
			12/31/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	22,072,671	166,807	26,569	22,726,883	(13,515)	42,544
Purchased Commitment	11,046,667	(593,458)	197,859	11,564,473	412,217	298,083
Currencies	11,046,667	(593,458)	197,859	11,556,048	412,217	298,083
Others	-	-	-	8,425	-	-
Sell Commitment	11,026,004	760,265	(171,290)	11,162,410	(425,732)	(255,539)
Currencies	10,797,139	745,350	(185,614)	11,138,022	(442,856)	(272,312)
Others	228,865	14,915	14,324	24,388	17,124	16,773

						Consolidated
			12/31/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(121,049)	(116,011)		(232,234)	(195,627)
Asset	115,130,834	15,977,913	16,785,917	99,094,099	9,085,753	9,229,162
CDI (Interbank Deposit Rates)	37,663,575	6,989,364	7,644,387	32,413,067	8,712,638	8,868,678
Fixed Interest Rate - Real (1)	16,512,452	8,988,549	9,141,530	5,684,619	373,115	360,484
Indexed to Price and Interest Rates	14,386,596	-	-	13,259,314	-	-
Foreign Currency	46,477,772	-	-	47,621,292	-	-
Others	90,439	-	-	115,807	-	-
Liabilities	115,251,883	(16,098,962)	(16,901,928)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	30,674,211	-	-	23,700,429	-	-
Fixed Interest Rate - Real	7,523,903	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)	19,781,674	(6,522,360)	(6,352,475)
Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)	50,340,717	(2,719,425)	(3,004,037)
Others	137,455	(47,016)	(34,060)	192,009	(76,202)	(68,277)
Options	266,060,940	(94,067)	(159,048)	266,612,580	(217,101)	(329,357)
Purchased Position	107,224,381	228,378	297,124	110,672,248	239,107	208,117
Call Option - US Dollar	1,792,837	44,838	31,993	1,299,890	22,549	39,528
Put Option - US Dollar	1,748,915	24,039	24,087	794,230	2,656	65
Call Option - Other	46,244,224	86,370	45,920	74,456,856	111,458	48,267
Interbank Market	45,411,468	51,667	2,289	73,455,970	62,801	14,994
Others (2)	832,756	34,703	43,631	1,000,886	48,657	33,273
Put Option - Other	57,438,405	73,131	195,124	34,121,272	102,444	120,257
Interbank Market	56,963,540	57,121	185,813	31,754,691	16,250	41,309
Others (2)	474,865	16,010	9,311	2,366,581	86,194	78,948
Sold Position	158,836,559	(322,445)	(456,172)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)	2,848,995	(19,867)	(7,683)
Call Option - Other	83,389,536	(152,818)	(103,294)	69,094,441	(187,362)	(100,105)
Interbank Market	81,602,615	(68,927)	(4,241)	67,744,926	(87,838)	(20,471)
Others (2)	1,786,921	(83,891)	(99,053)	1,349,515	(99,524)	(79,634)
Put Option - Other	72,608,710	(118,290)	(318,839)	81,154,800	(227,800)	(411,790)
Interbank Market	71,156,608	(64,771)	(272,536)	78,492,974	(101,163)	(293,479)
Others (2)	1,452,102	(53,519)	(46,303)	2,661,826	(126,637)	(118,311)
Futures Contracts	61,247,088	-	-	100,361,012	-	-
Purchased Position	40,376,893	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,916,996	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-	42,328,562	-	-
Foreign Currency	6,576,093	-	-	2,563,038	-	-
Indexes (3)	133,917	-	-	78,332	-	-
Treasury Bonds/Notes	605,203	-	-	178,570	-	-
Others	-	-	-	3,413	-	-

						Consolidated
			12/31/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	20,870,195	-	-	53,481,372	-	-
Exchange Coupon (DDI)	14,091,511	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-	21,981,554	-	-
Foreign Currency	12,414	-	-	13,923,253	-	-
Indexes (3)	17,926	-	-	38,496	-	-
Treasury Bonds/Notes	191,671	-	-	178,187	-	-
Forward Contracts and Others	22,072,671	166,807	26,569	22,726,891	(13,508)	42,551
Purchased Commitment	11,046,667	(593,458)	197,859	11,564,473	412,217	298,083
Currencies	11,046,667	(593,458)	197,859	11,556,048	412,217	298,083
Others	-	-	-	8,425	-	-
Sell Commitment	11,026,004	760,265	(171,290)	11,162,418	(425,725)	(255,532)
Currencies	10,797,139	745,350	(185,614)	11,138,022	(442,856)	(272,312)
Others	228,865	14,915	14,324	24,396	17,131	16,780
(1) Includes credit derivatives. (2) Includes share options, indexes and commodities. (3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					12/31/2012	12/31/2011
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,630,063	42,506,057	35,767,023	111,903,143	98,498,396
Options		2,918,952	-	263,141,982	266,060,934	266,612,580
Futures Contracts		-	-	61,247,088	61,247,088	100,361,012
Forward Contracts and Others		11,911,600	10,103,294	57,777	22,072,671	22,726,883

						Consolidated
						Notional
					12/31/2012	12/31/2011
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,630,063	42,741,605	38,759,166	115,130,834	99,094,099
Options		2,918,952	-	263,141,988	266,060,940	266,612,580
Futures Contracts		-	-	61,247,088	61,247,088	100,361,012
Forward Contracts and Others		11,911,600	10,103,294	57,777	22,072,671	22,726,891
(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					12/31/2012	12/31/2011
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		18,680,225	24,446,327	68,776,591	111,903,143	98,498,396
Options		149,205,427	68,038,208	48,817,299	266,060,934	266,612,580
Futures Contracts		21,798,030	7,963,925	31,485,133	61,247,088	100,361,012
Forward Contracts and Others		13,057,472	5,274,876	3,740,323	22,072,671	22,726,883

						Consolidated
						Notional
					12/31/2012	12/31/2011
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		20,176,365	25,498,037	69,456,432	115,130,834	99,094,099
Options		149,205,432	68,038,209	48,817,299	266,060,940	266,612,580
Futures Contracts		21,798,030	7,963,925	31,485,133	61,247,088	100,361,012
Forward Contracts and Others		13,057,472	5,274,876	3,740,323	22,072,671	22,726,891

IV) Derivatives Financial Instruments by Trade Market

						Bank
						Notional
					12/31/2012	12/31/2011
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		26,772,074	49,286,387	35,844,682	111,903,143	98,498,396
Options		264,359,388	1,701,546	-	266,060,934	266,612,580
Futures Contracts		61,247,088	-	-	61,247,088	100,361,012
Forward Contracts and Others		3,077	14,716,529	7,353,065	22,072,671	22,726,883

						Consolidated
						Notional
					12/31/2012	12/31/2011
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		26,772,074	52,273,030	36,085,730	115,130,834	99,094,099
Options		264,359,394	1,701,546	-	266,060,940	266,612,580
Futures Contracts		61,247,088	-	-	61,247,088	100,361,012
Forward Contracts and Others		3,077	14,716,529	7,353,065	22,072,671	22,726,891
(1) Includes amount traded with the BM&FBOVESPA and other securities and commodities exchanges. (2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$607,119 of cost (12/31/2011 - R$557,327) and R$669,507 of fair value (12/31/2011 - R$500,425). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$3,585 (12/31/2011 - R$3,291).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

			Bank			Consolidated
			12/31/2012			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	58,851	(145,712)	(86,861)	59,148	(147,817)	(88,669)
Asset	1,294,285	29,543	1,323,828	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates)	1,039,229	5,241	1,044,470	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar	255,056	24,302	279,358	255,056	24,302	279,358
Indexed to Foreign Currency - EURO	-	-	-	287,173	75,808	362,981
Liabilities	(1,235,434)	(175,255)	(1,410,689)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(783,790)	(107,159)	(890,949)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Foreign Currency - Fixed Interest (2)	(245,530)	(50,678)	(296,208)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(35,076)	(3,062)	(38,138)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)	(171,038)	(14,356)	(185,394)

			Bank			Consolidated
			12/31/2012			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Asset Object	1,234,161	118,007	1,352,168	1,593,371	119,818	1,713,189
Lending Operation	870,491	81,974	952,465	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	661,913	91,351	753,264	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest
- US Dollar	35,094	676	35,770	35,094	676	35,770
CDI (Interbank Deposit Rates)	173,484	(10,053)	163,431	173,484	(10,053)	163,431
Securities	363,670	36,033	399,703	363,670	36,033	399,703
Available-for-Sale Securities	363,670	36,033	399,703	363,670	36,033	399,703

						Bank/Consolidated
						12/31/2011
					Adjustment
				Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				74,928	1,247	76,175
Asset				417,731	35,864	453,595
CDI (Interbank Deposit Rates)				145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar				271,791	35,093	306,884
Liabilities				(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)				(101,410)	(908)	(102,318)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)				(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates) (4)				(185,895)	(28,642)	(214,537)
Hedge Asset Object				342,473	3,787	346,260
Lending Operation				342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar				100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest
- US Dollar				55,663	4,902	60,565
CDI (Interbank Deposit Rates)				185,939	(2,565)	183,374

(1) Instruments whose the hedge object are loan operations indexed in foreign currency - dollar with fair value R$753,264 in the Bank, R$1,114,285 in the Consolidated (12/31/2011 - R$102,321 in the Bank and Consolidated) and securities shown by debentures with fair value R$133,273 in the Bank and Consolidated.

(2) Instruments whose the hedge object are securities shown by debentures with fair value R$266,430 in the Bank and Consolidated.

(3) Instruments whose the hedge object are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$35,770 (31/12/2011 - R$60,565) in the Bank and Consolidated.

(4) Instruments whose the hedge object are loan operations indexed in CDI with fair value R$163,431 (12/31/2011 - R$183,374) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank/Consolidated
						12/31/2012
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(18,867)	(17,846)	(36,713)
Asset			818,997	818,997	60,173	879,170
Indexed to Foreign Currency -Swiss Franc (1)			678,335	678,335	53,619	731,954
Indexed to Foreign Currency -Chile (2)			91,379	91,379	6,584	97,963
Indexed to Foreign Currency -Iuan (3)			49,283	49,283	(30)	49,253
Liabilities			(837,864)	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dolar			(837,864)	(837,864)	(78,019)	(915,883)
Future Contracts			34,567,439	-	-	-
DI1 Rate (4)			18,962,863	-	-	-
Foreign Currency - Dollar (5)			15,604,576	-	-	-

				Bank/Consolidated
				12/31/2011
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency -Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Interest Rate - Pre Reais (6)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dolar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (4)	(1,794,034)	-	-	-

				Bank/Consolidated
			12/31/2012	12/31/2011
Hedge Object - Cost
Asset			15,538,109	-
Lending Operations - Import and Export Credit and Financing			15,538,109	-
Liabilitie			19,607,312	2,518,986
Eurobonds			820,077	300,803
Foreign Borrowings			-	351,002
Bank Deposit Certificate- CDB			18,787,235	1,867,181

(1) Operation with maturing on December 1, 2014 and April 12, 2016 hedge object of eurobonds transactions.
(2) Operation with maturing on April 13,2016, and hedge object of eurobonds transactions.

(3) Operation with maturing on December 24, 2014, and hedge object of eurobonds transactions.

(4) Operation with maturing on January 2, 2014, and the updated amount of instruments is R$18,237,294 (12/31/2011 - R$1,812,796) hedge objects of bank certificate deposits - CDB.

(5) Operation with maturing in January 31, 2013 and the updated amount of instruments is R$15,531,390 hedge objects are lending operations - import and export credit and financing.

(6) Operation maturing on June 15, 2012, whose object of hedge are operations with borrowings abroad.

The effect of marking to market the swaps and future contracts amounts a debit of R$258,555 and in December 31, 2011 a credit of R$15,149, and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.
		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Financial Treasury Bill - LFT	1,233,438	1,007,553	1,421,634	1,181,181
National Treasury Bill - LTN	3,699,901	4,363,944	3,699,901	4,363,944
National Treasury Notes - NTN	3,024,811	3,306,856	3,024,811	3,306,856
Total	7,958,150	8,678,353	8,146,346	8,851,981

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Swap Differentials Receivable (1)	4,004,090	3,338,882	4,102,243	3,335,016
Option Premiums to Exercise	297,118	208,117	297,124	208,117
Forward Contracts and Others	431,788	702,006	431,788	702,013
Total	4,732,996	4,249,005	4,831,155	4,245,146

Liabilities
Swap Differentials Payable (1)	4,249,148	3,485,916	4,343,636	3,486,006
Option Premiums Launched	456,172	537,474	456,172	537,474
Forward Contracts and Others	405,219	659,462	405,219	659,462
Total	5,110,539	4,682,852	5,205,027	4,682,942
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2012

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(11,496)	(238,391)	(476,783)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(11,516)	(78,209)	(156,418)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(3,615)	(530)	(1,059)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(20)	(220)	(440)
Foreign currency	Exposures subject to foreign exchange	(139)	(3,465)	(6,931)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,137)	(9,629)	(19,257)
Inflation	Exposures subject to change in coupon rates of price indexes	(9,420)	(90,228)	(180,455)
Shares and Indexes	Exposures subject to change in shares price	(814)	(20,343)	(40,686)
Other	Exposures not meeting the previous settings	(557)	(8)	(16)
Total (1)		(39,714)	(441,023)	(882,045)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and share);
Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;
Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

"Banking" Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(36,192)	(728,811)	(1,372,543)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in coupon of TR na TJLP	(9,644)	(205,091)	(386,553)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,462)	(13,098)	(25,872)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(81,689)	(302,486)	(628,257)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,432)	(67,027)	(147,911)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(84,457)	(325,515)	(625,725)
Total (1)		(223,876)	(1,642,028)	(3,186,861)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves;
Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Lending Operations	153,292,914	146,209,701	184,448,390	172,713,683
Loans and Discounted Receivables	97,676,650	96,317,939	98,000,095	96,315,393
Financing	31,603,278	29,774,300	62,435,309	56,280,828
Rural, Agricultural and Industrial Financing	4,384,576	4,401,149	4,384,576	4,401,149
Real Estate Financing	19,601,192	15,611,354	19,601,192	15,611,354
Securities Financing	27,218	104,959	27,218	104,959
Leasing Operations	59,816	173,977	5,742,006	7,771,628
Advances on Foreign Exchange Contracts (1) (Note 9)	2,354,781	2,225,486	2,354,781	2,225,486
Other Receivables (2)	17,612,703	12,524,121	19,413,510	14,351,563
Total	173,320,214	161,133,285	211,958,687	197,062,360
Current	72,831,944	72,220,194	91,139,239	89,183,403
Long-term	100,488,270	88,913,091	120,819,448	107,878,957

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

During the period of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the policy for Transactions with Related Parties of the Bank, including approval by the Board and supported by appraisal prepared by an independent specialized company.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the period of 2012, operations were carried out without recourse in the amount of R$1,135,213 in the Bank and R$1,483,500 in the Consolidated and were recorded substantially in loans and discounted securities. The result recorded as revenue was R$ 21,380 in the Bank and R$40,840 Consolidated.

(ii) With Substantial Retention of Risks and Benefits

On December 31, 2011, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur about this period up to October, 2041. The present value of assigned operations in December 31, 2012 is R$508,714.

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Overdue	9,846,101	9,596,484	10,628,500	10,211,289
Due to:
Up to 3 Months	27,431,524	31,652,406	34,231,432	37,856,055
From 3 to 12 Months	45,400,420	40,567,788	56,907,807	51,327,348
Over 12 Months	90,642,169	79,316,607	110,190,948	97,667,668
Total	173,320,214	161,133,285	211,958,687	197,062,360

c) Lease Portfolio

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Gross Investment in Leasing Operations	65,562	202,525	6,887,120	9,660,674
Lease Receivables	26,578	80,243	4,333,763	6,237,316
Unrealized Residual Values (1)	38,984	122,282	2,553,357	3,423,358
Unearned Income on Lease	(25,505)	(78,689)	(4,202,381)	(6,054,271)
Offsetting Residual Values	(38,984)	(122,282)	(2,553,357)	(3,423,358)
Leased Assets	398,336	634,178	15,421,056	19,200,921
Accumulated Depreciation	(374,451)	(522,549)	(9,250,002)	(11,920,711)
Excess Depreciation	309,243	460,577	5,899,338	8,690,240
Losses on Unamortized Lease	-	6	171,660	198,123
Advances for Guaranteed Residual Value	(274,385)	(399,789)	(6,642,391)	(8,599,595)
Other Assets	-	-	10,963	19,605
Total of Lease Portfolio at Present Value	59,816	173,977	5,742,006	7,771,628
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$5,746 (12/31/2011 - R$28,548) in the Bank and R$1,145,114 (12/31/2011 - R$1,889,046) in the Consolidated.

As of December 31, 2012 and 2011 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Overdue	3,978	7,617	159,823	223,633
Due to:
Up to 1 Year	54,725	114,443	3,302,469	4,350,813
From 1 to 5 Years	6,859	80,436	3,416,003	5,078,584
Over 5 Years	-	29	8,825	7,644
Total	65,562	202,525	6,887,120	9,660,674

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Overdue	4,222	5,549	103,536	147,580
Due to:
Up to 1 Year	49,904	106,344	3,094,096	3,989,436
From 1 to 5 Years	5,690	62,071	2,541,042	3,631,474
Over 5 Years	-	13	3,332	3,138
Total	59,816	173,977	5,742,006	7,771,628

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Private Sector	173,174,258	160,952,649	211,804,841	196,871,238
Industry	29,571,911	28,180,051	30,057,968	28,740,521
Commercial	21,646,181	18,563,539	25,061,840	21,786,771
Financial Institutions	20,066	155,595	23,082	159,858
Services and Other (1)	48,294,499	46,616,070	51,205,061	48,806,141
Individuals	69,257,059	63,036,245	101,072,348	92,976,798
Credit Cards	16,174,379	14,144,321	16,174,379	14,144,321
Mortgage Loans	11,812,395	9,331,186	11,812,395	9,331,186
Payroll Loans	13,547,617	12,248,013	13,547,617	12,248,013
Financing and Vehicles Lease	2,841,063	2,645,605	32,765,017	30,636,960
Others (2)	24,881,605	24,667,120	26,772,940	26,616,318
Agricultural	4,384,542	4,401,149	4,384,542	4,401,149
Public Sector	145,956	180,636	153,846	191,122
Federal	1	5,151	1	5,151
State	139,702	167,973	141,517	170,248
Municipal	6,253	7,512	12,328	15,723
Total	173,320,214	161,133,285	211,958,687	197,062,360
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others. (2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	46,442,015	-	46,442,015	-	-	-
A	0.5%	79,499,827	-	79,499,827	397,499	306,665	704,164
B	1%	13,666,121	2,391,164	16,057,285	160,572	273,016	433,588
C	3%	6,387,481	4,825,905	11,213,386	336,402	-	336,402
D	10%	1,083,947	3,758,183	4,842,130	484,213	-	484,213
E	30%	501,252	1,871,597	2,372,849	711,855	-	711,855
F	50%	177,283	3,494,134	3,671,417	1,835,709	-	1,835,709
G	70%	75,120	1,349,766	1,424,886	997,420	-	997,420
H	100%	167,451	7,628,968	7,796,419	7,796,419	-	7,796,419
Total		148,000,497	25,319,717	173,320,214	12,720,089	579,681	13,299,770

							Bank
							12/31/2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	64,581,385	-	64,581,385	-	-	-
A	0.5%	67,917,806	-	67,917,806	339,589	254,404	593,993
B	1%	4,632,093	1,480,012	6,112,105	61,121	107,183	168,304
C	3%	3,923,720	2,897,239	6,820,959	204,629	196,551	401,180
D	10%	937,446	2,855,641	3,793,087	379,309	-	379,309
E	30%	292,421	1,510,848	1,803,269	540,981	-	540,981
F	50%	58,995	2,379,044	2,438,039	1,219,020	-	1,219,020
G	70%	18,905	1,003,188	1,022,093	715,465	-	715,465
H	100%	194,241	6,450,301	6,644,542	6,644,542	-	6,644,542
Total		142,557,012	18,576,273	161,133,285	10,104,656	558,138	10,662,794

							Consolidated
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	47,960,273	-	47,960,273	-	-	-
A	0.5%	110,117,439	-	110,117,439	550,587	306,665	857,252
B	1%	14,928,185	3,590,008	18,518,193	185,182	273,016	458,198
C	3%	7,290,621	6,018,060	13,308,681	399,260	-	399,260
D	10%	1,088,477	4,266,360	5,354,837	535,484	-	535,484
E	30%	513,661	2,196,919	2,710,580	813,174	-	813,174
F	50%	181,713	3,759,390	3,941,103	1,970,552	-	1,970,552
G	70%	76,114	1,566,403	1,642,517	1,149,761	-	1,149,761
H	100%	168,317	8,236,747	8,405,064	8,405,064	-	8,405,064
Total		182,324,800	29,633,887	211,958,687	14,009,064	579,681	14,588,745

							Consolidated
							12/31/2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	66,539,402	-	66,539,402	-	-	-
A	0.5%	96,842,450	-	96,842,450	484,212	284,640	768,852
B	1%	5,050,223	2,668,842	7,719,065	77,191	113,008	190,199
C	3%	4,338,893	4,045,556	8,384,449	251,533	198,206	449,739
D	10%	951,052	3,308,419	4,259,471	425,947	-	425,947
E	30%	297,549	1,780,350	2,077,899	623,370	-	623,370
F	50%	67,941	2,611,345	2,679,286	1,339,643	-	1,339,643
G	70%	19,417	1,179,268	1,198,685	839,080	-	839,080
H	100%	199,088	7,162,565	7,361,653	7,361,653	-	7,361,653
Total		174,306,015	22,756,345	197,062,360	11,402,629	595,854	11,998,483

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a	01/01 a	01/01 a	01/01 a
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Balance at Beginning of Year	10,662,794	7,640,896	11,998,483	8,724,444
Allowances Recognized	13,072,319	9,976,729	14,991,388	11,522,358
Write-offs	(10,435,343)	(6,954,831)	(12,401,126)	(8,248,319)
Balance at End of Year (1)	13,299,770	10,662,794	14,588,745	11,998,483
Current	2,501,262	1,552,882	2,998,111	2,034,385
Long-term	10,798,508	9,109,912	11,590,634	9,964,098
Recoveries Credit (2)	1,551,874	1,858,730	1,768,656	2,064,252

(1) Includes R$7,252 (12/31/2011 - R$14,042) in the Bank and R$224,399 (12/31/2011 - R$373,932) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations.Includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$232,865 Bank and R$267,968 Consolidated (in 2011 R$308,323 - in the Bank and Consolidated the amounts R$337,520).

g) Renegotiated Credits

				Bank/Consolidated
			12/31/2012	12/31/2011
Renegotiated Credits			10,991,962	7,725,482
Allowance for Loan Losses			(5,633,351)	(3,922,217)
Percentage of Coverage on Renegotiated Credits			51.2%	50.8%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	12/31/2012		12/31/2011
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,399,824	3.4%	10,068,894	4.0%
10 Biggest	31,380,670	11.4%	28,285,880	11.2%
20 Biggest	42,713,428	15.5%	37,817,838	15.0%
50 Biggest	60,053,118	21.8%	55,371,687	21.9%
100 Biggest	74,531,667	27.1%	69,464,830	27.5%
(1) Includes portions of loans to release the business plan. (2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI. (3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			12/31/2012	12/31/2011
Assets
Rights to Foreign Exchange Sold			19,012,376	16,390,313
Exchange Purchased Pending Settlement			19,597,683	18,778,367
Advances in Local Currency			(117,647)	(100,932)
Income Receivable from Advances and Importing Financing (Note 8.a)			61,722	68,963
Foreign Exchange and Term Documents in Foreign Currencies			-	9,006
Total			38,554,134	35,145,717
Current			38,349,206	34,851,804
Long-term			204,928	293,913

Liabilities
Exchange Sold Pending Settlement			18,920,118	16,993,366
Foreign Exchange Purchased			19,832,738	18,007,976
Advances on Foreign Exchange Contracts (Note 8.a)			(2,354,781)	(2,225,486)
Others			491	17,998
Total			36,398,566	32,793,854
Current			36,246,517	32,393,881
Long-term			152,049	399,973

Memorandum Accounts
Open Import Credits			945,555	700,160
Confirmed Export Credits			353,018	166,825

10. Trading Account

		Bank		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Financial Assets and Pending Settlement Transactions	301,003	256,101	301,003	257,337
Debtors Pending Settlement	12,160	73,135	192,489	159,253
Stock Exchanges - Guarantee Deposits	7,370	276,919	7,370	277,272
Records and Settlement	-	-	6	23,931
Others	583,745	88,408	583,745	88,408
Total (Current)	904,278	694,563	1,084,613	806,201

Liabilities
Financial Assets and Pending Settlement Transactions	226,204	290,187	228,373	290,187
Creditors Pending Settlement	55,925	51,000	219,846	164,518
Creditors for Loan of Shares	281,244	351,296	281,244	351,296
Clearinghouse Transactions	-	-	17,482	550
Records and Settlement	1,475	1,787	1,817	2,322
Others	-	-	356	-
Total	564,848	694,270	749,118	808,873
Current	564,848	694,242	749,118	808,845
Long-term	-	28	-	28

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2011	Recognition	Realization	12/31/2012
Allowance for Loan Losses	4,098,216	5,071,235	(5,022,980)	4,146,471
Reserve for Legal and Administrative Proceedings - Civil	531,309	244,800	(198,259)	577,850
Reserve for Tax Risks and Legal Obligations	2,613,798	803,532	(117,680)	3,299,650
Reserve for Legal and Administrative Proceedings - Labor	1,221,829	533,795	(759,656)	995,968
Amortized Goodwill	116,762	-	(116,762)	-
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,264	-	(501,877)	1,172,387
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	100,788	246,288	-	347,076
Accrual for Pension Plan	314,938	-	(6,101)	308,837
Profit Sharing, Bonuses and Personnel Gratuities	313,422	363,191	(427,759)	248,854
Other Temporary Provisions	1,452,661	-	(37,181)	1,415,480
Total Tax Credits on Temporary Differences	12,437,987	7,262,841	(7,188,255)	12,512,573
Tax Loss Carryforwards	329,249	1,136,704	-	1,465,953
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	13,450,817	8,399,545	(7,188,255)	14,662,107
Unrecorded Tax Credits	(889,053)	-	325,356	(563,697)
Balance of Recorded Tax Credits	12,561,764	8,399,545	(6,862,899)	14,098,410
Current	5,980,796			6,020,627
Long-term	6,580,968			8,077,783

				Bank
	12/31/2010	Recognition	Realization	12/31/2011
Allowance for Loan Losses	3,987,213	4,070,056	(3,959,053)	4,098,216
Reserve for Legal and Administrative Proceedings - Civil	578,053	75,310	(122,054)	531,309
Reserve for Tax Risks and Legal Obligations	1,965,458	795,768	(147,428)	2,613,798
Reserve for Legal and Administrative Proceedings - Labor	1,011,718	684,871	(474,760)	1,221,829
Amortized Goodwill	189,020	-	(72,258)	116,762
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,762,752	-	(88,488)	1,674,264
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	92,408	8,380	-	100,788
Accrual for Pension Plan	301,201	13,737	-	314,938
Profit Sharing, Bonuses and Personnel Gratuities	272,942	467,340	(426,860)	313,422
Other Temporary Provisions	1,717,343	-	(264,682)	1,452,661
Total Tax Credits on Temporary Differences	11,878,108	6,115,462	(5,555,583)	12,437,987

Bank
12/31/2010	Recognition	Realization	12/31/2011
Tax Loss Carryforwards		152,806	176,443	-	329,249
Social Contribution Tax - Executive Act 2.158/2001		727,290	-	(43,709)	683,581
Total Tax Credits		12,758,204	6,291,905	(5,599,292)	13,450,817
Unrecorded Tax Credits		(1,427,846)	-	538,793	(889,053)
Balance of Recorded Tax Credits		11,330,358	6,291,905	(5,060,499)	12,561,764
Current		4,925,931			5,980,796
Long-term		6,404,427			6,580,968

					Consolidated
		12/31/2011	Recognition	Realization	12/31/2012
Allowance for Loan Losses		4,910,458	5,731,173	(5,719,774)	4,921,857
Reserve for Legal and Administrative Proceedings - Civil		572,192	320,264	(260,166)	632,290
Reserve for Tax Risks and Legal Obligations		3,078,496	977,221	(254,547)	3,801,170
Reserve for Legal and Administrative Proceedings - Labor		1,250,403	569,030	(795,424)	1,024,009
Amortized Goodwill		124,705	-	(117,250)	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,674,588	3,815	(502,108)	1,176,295
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		100,918	246,291	(72)	347,137
Accrual for Pension Plan		314,938	-	(6,101)	308,837
Profit Sharing, Bonuses and Personnel Gratuities		333,032	390,192	(453,322)	269,902
Other Temporary Provisions		1,544,846	9,283	(45,253)	1,508,876
Total Tax Credits on Temporary Differences		13,904,576	8,247,269	(8,154,017)	13,997,828
Tax Loss Carryforwards		1,523,618	1,565,704	(283,978)	2,805,344
Social Contribution Tax - Executive Act 2.158/2001		697,727	-	-	697,727
Total Tax Credits		16,125,921	9,812,973	(8,437,995)	17,500,899
Unrecorded Tax Credits		(995,838)	-	429,455	(566,383)
Balance of Recorded Tax Credits		15,130,083	9,812,973	(8,008,540)	16,934,516
Current		7,086,783			7,139,554
Long-term		8,043,300			9,794,962

					Consolidated
	12/31/2010	Disposal (2)	Recognition	Realization	09/30/2011
Allowance for Loan Losses	4,742,363	-	4,601,004	(4,432,909)	4,910,458
Reserve for Legal and Administrative Proceedings - Civil	612,984	(10,257)	102,664	(133,199)	572,192
Reserve for Tax Risks and Legal Obligations	2,324,538	(22,542)	997,208	(220,708)	3,078,496
Reserve for Legal and Administrative Proceedings - Labor	1,048,747	(5,019)	693,545	(486,870)	1,250,403
Amortized Goodwill	196,963	-	-	(72,258)	124,705
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,763,688	-	4	(89,104)	1,674,588
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	94,875	-	8,387	(2,344)	100,918
Accrual for Pension Plan	301,201	-	13,737	-	314,938
Profit Sharing, Bonuses and Personnel Gratuities	289,289	(787)	502,536	(458,006)	333,032
Other Temporary Provisions	1,810,342	(30,635)	32,960	(267,821)	1,544,846
Total Tax Credits on Temporary Differences	13,184,990	(69,240)	6,952,045	(6,163,219)	13,904,576
Tax Loss Carryforwards	1,573,375	-	229,186	(278,943)	1,523,618
Social Contribution Tax - Executive Act 2.158/2001	741,436	-	-	(43,709)	697,727
Total Tax Credits	15,499,801	(69,240)	7,181,231	(6,485,871)	16,125,921
Unrecorded Tax Credits	(1,552,411)	291	(103,739)	660,021	(995,838)
Balance of Recorded Tax Credits	13,947,390	(68,949)	7,077,492	(5,825,850)	15,130,083
Current	5,925,408				7,086,783
Long-term	8,021,982				8,043,300
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins. (2) disposal of equity interest (Notes 14 e 35).

b) Expected Realization of Recorded Tax Credits

							Bank
							12/31/2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	3,680,009	2,191,272	68,274	64,835	16,237	6,020,627	6,020,627
2014	1,763,841	863,414	68,274	689,388	203,566	3,588,483	3,588,483
2015	1,069,902	649,449	7,229	337,218	85,450	2,149,248	2,149,248
2016	247,412	145,159	7,229	339,798	267,096	1,006,694	1,006,694
2017	162,947	96,757	7,229	-	111,232	378,165	378,165
2018 a 2020	365,846	205,622	-	-	-	571,468	571,468
2021 a 2022	233,113	150,612	-	-	-	383,725	383,725
2023 a 2025	278,639	139,856	-	34,714	-	453,209	-
2026 a 2027	16,567	9,940	-	-	-	26,507	-
After 2027	52,488	31,493	-	-	-	83,981	-
Total	7,870,764	4,483,574	158,235	1,465,953	683,581	14,662,107	14,098,410

							Consolidated
							12/31/2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	4,157,483	2,447,514	68,479	436,011	30,383	7,139,870	7,139,554
2014	1,954,263	981,849	68,479	1,184,171	203,566	4,392,328	4,391,746
2015	1,284,071	783,923	7,230	507,766	85,450	2,668,440	2,667,285
2016	259,124	151,667	7,230	522,193	267,096	1,207,310	1,207,310
2017	193,769	113,541	7,230	64,557	111,232	490,329	490,329
2018 a 2020	375,191	211,029	-	55,932	-	642,152	642,152
2021 a 2022	242,183	153,957	-	-	-	396,140	396,140
2023 a 2025	279,035	140,093	-	34,714	-	453,842	-
2026 a 2027	16,567	9,940	-	-	-	26,507	-
After 2027	52,488	31,493	-	-	-	83,981	-
Total	8,814,174	5,025,006	158,648	2,805,344	697,727	17,500,899	16,934,516

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$13,008,571 (12/31/2011-R$11,511,849) in the Bank and R$15,588,568 (12/31/2011 - R$13,819,160) Consolidated and the present value of recorded tax credits is R$12,724,981 (12/31/2011 - R$11,133,475) Bank and R$15,302,810 (12/31/2011-R$13,395,205) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

					Bank		Consolidated
				12/31/2012	12/31/2011	12/31/2012	12/31/2011
Notes and Credits Receivable (Note 8.a)
Credit Cards				11,691,143	10,150,781	11,691,143	10,150,781
Receivables				5,580,687	2,090,820	7,375,987	3,911,299
Rural Product				235,419	137,266	235,419	137,266
Escrow Deposits for
Tax Claims				3,072,467	3,052,996	4,410,149	4,067,532
Labor Claims				1,932,400	1,957,752	1,986,843	2,011,308
Others				555,362	590,224	662,829	720,998
Contract Guarantees - Former Controlling Stockholders (Note 21.i)				827,471	840,772	991,394	992,687
Recoverable Taxes				2,502,900	1,438,191	3,528,082	2,064,446
Receivables - Buyer Services				3,759,737	1,669,988	3,759,737	1,669,988
Reimbursable Payments				319,332	215,237	159,794	144,560
Salary Advances/Others				230,280	402,682	235,481	410,301
Debtors for Purchase of Assets (Note 8.a)				34,540	74,468	40,047	81,431
Receivable from Affiliates (Note 24.g)				224,166	435,710	210,330	356,187
Others				1,280,936	802,191	1,870,572	935,227
Total				32,246,840	23,859,078	37,157,807	27,654,011
Current				22,820,862	13,865,062	24,679,009	15,491,730
Long-term				9,425,978	9,994,016	12,478,798	12,162,281

13. Dependence Information and Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date included in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	12/31/2012	12/31/2011	12/31/2012
Assets	54,205,207	46,442,545	2,106,781
Current and Long-term Assets	54,205,166	46,442,510	2,105,386
Cash	158,240	215,913	2,866
Interbank Investments	9,878,978	3,293,618	1,506,745
Securities and Derivatives Financial Instruments	23,278,996	18,222,565	88,907
Lending Operations (1)	18,142,854	21,062,945	503,286
Foreign Exchange Portfolio	1,744,631	3,010,026	-
Others	1,001,467	637,443	3,582
Permanent Assets	41	35	1,395
Liabilities	54,205,207	46,442,545	2,106,781
Current and Long-term Liabilities	33,376,847	28,361,201	88,434
Deposits and Money Market Funding	2,307,837	4,153,380	9,865
Funds from Acceptance and Issuance of Securities	14,760,372	8,169,049	-
Borrowings (2)	12,403,362	10,893,792	-
Foreign Exchange Portfolio	1,667,876	3,112,695	-
Others	2,237,400	2,032,285	78,569
Deferred Income	5,213	15,213	-
Stockholders' Equity	20,823,147	18,066,131	2,018,347
Net Income	1,150,377	1,201,241	2,263
(1) Refers mainly to export financing operations. (2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

14. Investments in Affiliates and Subsidiaries

					12/31/2012
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe) (11)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (7) (9)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (3)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (9)	Insurance Broker	174,360,541	-	60.65%	60.65%
MS Participações Societárias S.A. (MS Participações)	Holding	12,152,468	-	99.97%	99.97%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC (5)	Financial	75	-	100.00%	100.00%

						12/31/2012
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)				Direct
			Common Shares	Preferred	Direct	and Indirect
Investments	Activity		and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil (6)	Leasing
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (6)			163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization		64,615	-	-	100.00%
Controlled by Santander Serviços (9)
Webmotors S.A. (7) (9)	Other Activities		348,253,362	17,929,313	-	100.00%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (4)	Securitization		9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities		950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (4)	Other Activities		3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities		1,679	-	21.75%	21.75%

	Adjusted	Adjusted Net
	Stockholders' Equity	Income (Loss)	Investments Value			Equity Accounting
		01/01 to			01/01 to	01/01 to
	12/31/2012	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (2)	-	-	-	-	-	410,678
Santander Leasing	10,247,511	1,063,864	8,051,883	7,856,850	835,921	762,033
RCI Brasil Leasing (6)	-	-	-	228,253	8,732	25,334
Santander Brasil Asset	172,443	55,313	172,443	187,770	55,313	73,977
Santander Consórcios (8)	-	62	-	4,231	62	173
Santander Brasil Consórcio	108,036	31,028	108,036	147,715	31,028	38,876
Banco Bandepe	3,168,549	284,022	3,168,549	4,408,918	284,022	378,659
Aymoré CFI	1,117,959	(103,556)	1,117,959	1,221,515	(103,556)	347,494

	Adjusted	Adjusted Net
	Stockholders' Equity	Income (Loss)	Investments Value			Equity Accounting
		01/01 to			01/01 to	01/01 to
	12/31/2012	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2011
CFI RCI Brasil	984,340	163,872	392,662	123,450	66,206	22,767
CRV DTVM	25,381	4,256	25,381	22,394	4,256	13,224
Santander CCVM	301,868	63,142	301,868	253,076	63,142	60,353
Microcrédito	19,064	6,571	19,064	17,556	6,571	5,882
Santander Brasil Advisory	12,738	1,438	12,295	39,262	1,369	36,474
Santander Participações (1) (7) (9)	1,199,541	190,317	1,199,541	268,730	190,317	39,191
Webmotors S.A. (7) (9)	-	-	-	60,514	5,324	11,207
Santander Getnet (3)	53,271	36,481	26,636	13,061	13,576	6,450
Sancap	333,744	116,873	333,744	241,716	116,873	146,248
Santander Serviços (9) (10)	562,660	8,614	341,272	-	(485)	-
MS Participações	26,627	(16,577)	26,620	12,311	(15,691)	311
Mantiq	6,503	1,703	6,503	50	1,703	-
Santos Energia	5,281	(841)	5,288	1,310	(1,225)	(144)
Santander Brasil EFC (5)	2,018,347	2,263	2,018,329	-	2,297	-
Other	-	-	-	-	-	62
Controlled by CFI RCI Brasil (6)
RCI Brasil Leasing (6)	612,340	86,929	-	-	-	-
Controlled by Sancap
Santander Capitalização	272,003	116,889	-	-	-	-
Controlled by Santander Serviços (9)
Webmotors S.A. (7) (9)	70,102	9,680	-	-	-	-
Jointly Controlled Companies
Cibrasec (4)	75,425	9,579	10,285	10,287	1,306	1,564
Norchem Participações	46,737	1,681	23,369	22,528	840	(2,973)
EBP (4)	24,532	20,884	2,726	679	2,046	(2,320)
Affiliate
Norchem Holding	104,213	4,947	22,666	24,200	1,076	4,074
Total Bank			17,387,119	15,166,376	1,571,023	2,379,594

	Adjusted	Adjusted Net
	Stockholders' Equity	Income (Loss)	Investments Value			Equity Accounting
		01/01 to			01/01 to	01/01 to
	12/31/2012	12/31/2012	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Affiliate
Norchem Holding	104,213	4,947	22,666	24,200	1,076	4,074
Total Consolidated			22,666	24,200	1,076	4,074

(1) In meeting held on March 29, 2012, were approved the increase capital of Santander Holdings in the amount of R$ 1,000,000, through the transfer of assets of Banco Santander, totaling R$745,191 and shaped cash in the amount of R$254,809.

(2) Investment sold on October 2011 (Note 35.c).

(3) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.

(4) Although participation was less than 20%, the Bank assumed a significant influence on their involvement, which was proven due to the representation of the Bank's in Board of Directors of the investee and participation in policy-making process, including participation in decisions about dividends and transactions significant between the Bank and invested.

(5) Independent subsidiary in Spain stablish on March 2012 (Note 13).

(6) At meeting held on May 31, 2012, the stockolders' of RCI Brasil Leasing and CFI RCI Brasil, approved the incorporation of all shares issued from RCI Brasil Leasing to the equity of CFI RCI Brasil on March 31, 2012, so that RCI Brasil Leasing became wholly-owned subsidiary of CFI RCI Brasil (Note 35.e).

(7) On June 29, 2012, approved the increase of the capital of Santander Participações amounts of R$135,000, by issuing new shares subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 by the conference of 366,182,675 thousand shares of its wholly-owned subsidiary Webmotors S.A., transferring the control to Santander Participações on April 30, 2012.

(8) Entity incorporated by Santander Brasil Consórcio on July 31, 2012 (Note 35.b).

(9) Corporate restructuring in order to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services conglomerate (Note 35.a).

(10) Equity income was calculated on the result recorded in the month of December 2012 which corresponds to a loss of R$800.

(11) In meeting held on November 29, 2012, the Bandepe's shareholders approved a reverse split of their shares, from 2,183,667,026 thousand shares to 2,184 thousand common shares, pending approval by Bacen.

15. Fixed Assets

				Bank
			12/31/2012	12/31/2011
	Cost	Depreciation	Net	Net
Real Estate	2,065,276	(437,434)	1,627,842	1,708,109
Land	683,092	-	683,092	707,991
Buildings	1,382,184	(437,434)	944,750	1,000,118
Others Fixed Assets	7,878,484	(3,940,186)	3,938,298	3,194,782
Installations, Furniture and Equipment	1,868,519	(725,590)	1,142,929	928,980
Data Processing Equipment	2,083,867	(1,594,855)	489,012	505,282
Leasehold Improvements	2,398,682	(1,110,414)	1,288,268	1,139,294
Security and Communication Equipment	498,955	(282,713)	216,242	201,885
Others	1,028,461	(226,614)	801,847	419,341
Total	9,943,760	(4,377,620)	5,566,140	4,902,891

				Consolidated
			12/31/2012	12/31/2011
	Cost	Depreciation	Net	Net
Real Estate	2,067,484	(438,908)	1,628,576	1,708,705
Land	684,245	-	684,245	709,143
Buildings	1,383,239	(438,908)	944,331	999,562
Others Fixed Assets	7,953,283	(3,979,773)	3,973,510	3,226,170
Installations, Furniture and Equipment	1,878,386	(730,917)	1,147,469	933,201
Data Processing Equipment	2,091,688	(1,601,602)	490,086	506,506
Leasehold Improvements	2,448,845	(1,131,890)	1,316,955	1,164,810
Security and Communication Equipment	503,115	(286,624)	216,491	202,215
Others	1,031,249	(228,740)	802,509	419,438
Total	10,020,767	(4,418,681)	5,602,086	4,934,875

16. Intangibles

				Bank
			12/31/2012	12/31/2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(13,207,821)	12,804,269	16,441,254
Other Intangible Assets	6,996,274	(2,799,086)	4,197,188	3,420,251
Acquisition and Development of Software	3,607,345	(1,469,885)	2,137,460	2,038,763
Exclusivity Contracts for Provision of Banking Services	3,228,459	(1,312,335)	1,916,124	1,302,155
Others	160,470	(16,866)	143,604	79,333
Total	33,008,364	(16,006,907)	17,001,457	19,861,505

				Consolidated
			12/31/2012	12/31/2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,171,836	(13,234,446)	12,937,390	16,574,375
Other Intangible Assets	7,117,396	(2,837,158)	4,280,238	3,476,211
Acquisition and Development of Software	3,722,027	(1,506,885)	2,215,142	2,093,855
Exclusivity Contracts for Provision of Banking Services	3,228,459	(1,312,335)	1,916,124	1,302,155
Others	166,910	(17,938)	148,972	80,201
Total	33,289,232	(16,071,604)	17,217,628	20,050,586

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments.

The base used to evaluate the impairment test is the value in use. For this purpose, is estimated cash flow for a period of 10 years, done with help of a third independent expert and reviewed and approved Executive Board, horizon considered adequate to determine the economic value in the case of a cash-generating unit with prospects of continuing the activity level of its operations. The cash flow was prepared considering several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out in 2012 and 2011 did not identify any impairment to goodwill.

						Consolidated
					12/31/2012	12/31/2011
Operational Segment:
Commercial Bank					12,804,270	16,441,254
Assets and Insurance Management					133,121	133,121
Total					12,937,391	16,574,375

			Commercial Bank			Insurance (3)
			12/31/2012	12/31/2011	12/31/2012	12/31/2011
Main Assumptions:
Valuation Base			Value in use: cash flows		Value in use: cash flows
Period of Cash Flow Projections (1)			10 years	10 years	10 years	10 years
Growth Rate			6.0%	5.0%	5.0%	5.0%
Discount Rate (2)			15.0%	15.2%	17.2%	17.2%

(1) The cash flow projections are based on internal budget and growth plans of management, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM).

(3) In 2011, the goodwill of Real Seguros Vida e Previdência was written off, due totally sale of Santander Seguros shares (Note 35.c).

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					12/31/2012	12/31/2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,680,737	-	-	-	13,680,737	13,684,773
Savings Deposits	26,856,910	-	-	-	26,856,910	23,293,434
Interbank Deposits	-	496,185	31,061,299	999,882	32,557,366	50,396,953
Time Deposits	247,832	18,487,437	13,797,775	50,339,269	82,872,313	82,002,743
Total	40,785,479	18,983,622	44,859,074	51,339,151	155,967,326	169,377,903
Current					104,628,175	113,464,541
Long-term					51,339,151	55,913,362

						Consolidated
					12/31/2012	12/31/2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,457,096	-	-	-	13,457,096	13,536,806
Savings Deposits	26,856,910	-	-	-	26,856,910	23,293,434
Interbank Deposits	-	734,926	1,318,901	1,338,671	3,392,498	2,870,118
Time Deposits	247,832	18,493,752	13,792,281	50,304,770	82,838,635	82,097,239
Total	40,561,838	19,228,678	15,111,182	51,643,441	126,545,139	121,797,597
Current					74,901,698	72,738,135
Long-term					51,643,441	49,059,462

b) Money Market Funding

					Bank
				12/31/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	27,969,354	6,539,498	27,468,352	61,977,204	64,559,541
Government Securities	25,182,447	32,946	-	25,215,393	33,634,347
Others	2,786,907	6,506,552	27,468,352	36,761,811	30,925,194
Third Parties	9,146,494	-	-	9,146,494	8,424,898
Linked to Trading Portfolio Operations	5,843,906	2,686,076	-	8,529,982	7,911,677
Total	42,959,754	9,225,574	27,468,352	79,653,680	80,896,116
Current				52,185,328	59,231,381
Long-term				27,468,352	21,664,735

					Consolidated
				12/31/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	23,110,175	6,365,922	27,178,706	56,654,803	62,756,346
Government Securities	20,323,268	32,946	-	20,356,214	32,302,848
Debt Securities in Issue	2,772,839	6,197,858	26,280,304	35,251,001	30,453,313
Others	14,068	135,118	898,402	1,047,588	185
Third Parties	7,343,777	-	-	7,343,777	7,367,550
Linked to Trading Portfolio Operations	5,843,906	2,686,076	-	8,529,982	7,911,677
Total	36,297,858	9,051,998	27,178,706	72,528,562	78,035,573
Current				45,349,856	56,451,019
Long-term				27,178,706	21,584,554

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	9,510,795	16,256,098	12,798,608	38,565,501	29,817,371
Real Estate Credit Notes - LCI (4)	3,806,164	6,997,930	432,748	11,236,842	8,550,108
Agribusiness Credit Notes - LCA	860,427	1,082,732	65,313	2,008,472	1,341,232
Treasury Bills (1)	4,844,204	8,175,436	12,300,547	25,320,187	19,926,031
Securities Issued Abroad	1,414,933	2,375,405	11,508,100	15,298,438	8,696,644
Eurobonds	1,263,199	2,238,685	9,560,465	13,062,349	6,544,102
Securitization Notes - MT100 (2)	151,734	136,720	1,947,635	2,236,089	2,152,542
Total	10,925,728	18,631,503	24,306,708	53,863,939	38,514,015
Current				29,557,231	17,426,772
Long-term				24,306,708	21,087,243

					Consolidated
				12/31/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	21,617	426,582	644,279	1,092,478	705,785
Debentures Resources (3)	-	160,508	-	160,508	80,744
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	9,510,795	16,316,109	13,915,363	39,742,267	30,449,792
Real Estate Credit Notes - LCI (4)	3,806,164	7,000,957	434,074	11,241,195	8,556,382
Agribusiness Credit Notes - LCA	860,427	1,082,732	65,313	2,008,472	1,341,232
Treasury Bills (1)	4,844,204	8,232,420	13,415,976	26,492,600	20,552,178
Securities Issued Abroad	1,414,933	2,375,405	11,508,100	15,298,438	8,696,644
Eurobonds	1,263,199	2,238,685	9,560,465	13,062,349	6,544,102
Securitization Notes - MT100 (2)	151,734	136,720	1,947,635	2,236,089	2,152,542
Total	10,947,345	19,278,604	26,067,742	56,293,691	39,932,965
Current				30,225,949	17,742,997
Long-term				26,067,742	22,189,968

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2012, have a maturity between 2013 to 2018.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(3) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

(4) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On December 31, 2012, have maturities between 2013 to 2017.

						Bank/Consolidated
				Interest Rate (p.a)	12/31/2012	12/31/2011
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	2,806,547	-
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,452,473	2,252,536
Eurobonds	January and June-11	January-16	US$	4.3%	1,741,878	1,608,424
Eurobonds	April and November-10	April-15	US$	4.5%	1,740,005	1,617,341
Eurobonds	October -12	January-13	US$	zero coupon	630,533	-
Eurobonds	December -12	June-13	US$	zero coupon	591,958	-
Eurobonds	April-12	April-16	CHF	3.3%	343,275	-
Eurobonds	June-11	December-14	CHF	3.1%	335,749	300,803
Eurobonds	November-05	November-13	R$	17.1%	333,182	333,182
Eurobonds	October -12	April-13	US$	zero coupon	217,196	-
Eurobonds	November-12	November-13	US$	zero coupon	214,794	-
Others					1,654,759	431,816
Total					13,062,349	6,544,102

						Bank/Consolidated
					12/31/2012	12/31/2011
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2008-1 Series(1)	May-08	March-15	US$	6.2%	212,565	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	820,758	753,126
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2.1%	69,730	94,494
2009-2 Series (1) (3)	August-09	September-19	US$	6.3%	103,967	95,434
2010-1 Series (1) (4)	December-10	March-16	US$	Libor (6 months) + 1.5%	513,993	471,594
2011-1 Series (1) (5)	May-11	March-18	US$	4.2%	206,758	189,790
2011-2 Series (1) (6)	May-11	March-16	US$	Libor (6 months) + 1.4%	308,318	282,901
Total					2,236,089	2,152,542
(1) Charges payable semiannually.
(2) Notional is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 14 semiannual installments from March 2013.
(4) Notional will be paid in 7 semiannual installments from March 2013.
(5) Notional will be paid in 9 semiannual installments from March 2014.
(6) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			12/31/2012	12/31/2011	12/31/2012	12/31/2011
Time Deposits			6,504,220	8,159,294	6,506,579	8,171,099
Savings Deposits			1,491,810	1,944,715	1,491,810	1,944,715
Interbank Deposits			4,043,469	4,433,249	305,069	276,725
Money Market Funding			7,817,813	8,703,911	7,345,540	8,419,005
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest (Note 35.c)			-	-	93,613	1,217,378
Others (1)			5,464,558	5,887,418	5,740,173	6,071,119
Total			25,321,870	29,128,587	21,482,784	26,100,041
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank/Consolidated
				12/31/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	16,001	32,933	73,350	122,284	-
Foreign Borrowings	4,781,682	9,917,862	1,179,550	15,879,094	14,821,684
Import and Export Financing Lines	4,060,345	9,791,504	1,167,150	15,018,999	13,648,985
Other Credit Lines	721,337	126,358	12,400	860,095	1,172,699
Domestic Onlendings	703,577	3,090,333	5,590,711	9,384,621	10,221,614
Foreign Onlendings	10,440	10,108	20,216	40,764	1,076,625
Total	5,511,700	13,051,236	6,863,827	25,426,763	26,119,923
Current				18,562,936	18,265,603
Long-term				6,863,827	7,854,320

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2013 (12/31/2011 - through 2016) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.7% p.a. to 11.4% p.a. (12/31/2011 - 0.3% p.a. to 14.9% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.53% p.a. (12/31/2011 - 1.3% p.a. to 2.1% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2011 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		12/31/2012	12/31/2011	12/31/2012	12/31/2011
Provision for Tax Risks and Legal Obligations (Note 21.b)		9,636,920	7,766,647	11,781,786	9,742,170
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.i)		814,160	817,570	978,083	969,485
Deferred Tax Liabilities		1,611,893	1,403,690	3,416,389	3,472,439
Taxes Payable		337,250	328,955	655,775	568,213
Total		12,400,223	10,316,862	16,832,033	14,752,307
Current		9,093,831	7,306,192	11,555,347	9,387,397
Long-term		3,306,392	3,010,670	5,276,686	5,364,910

Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2011	Recognition	Realization	12/31/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)		630,792	209,956	-	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		646,056	47,203	-	693,259
Excess Depreciation of Leased Assets		115,144	-	(37,834)	77,310
Others		11,698	-	(11,122)	576
Total		1,403,690	257,159	(48,956)	1,611,893

					Bank
		12/31/2010	Recognition	Realization	12/31/2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,037,424	-	(406,632)	630,792
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		306,613	339,443	-	646,056
Excess Depreciation of Leased Assets		145,557	-	(30,413)	115,144
Others		2,174	9,524	-	11,698
Total		1,491,768	348,967	(437,045)	1,403,690

						Consolidated
			12/31/2011	Recognition	Realization	12/31/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)			631,132	212,479	-	843,611
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			657,036	440,260	(87)	1,097,209
Excess Depreciation of Leased Assets			2,172,560	122,529	(820,258)	1,474,831
Others			11,711	159	(11,132)	738
Total			3,472,439	775,427	(831,477)	3,416,389

						Consolidated
		12/31/2010	Disposal (2)	Recognition	Realization	12/31/2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,037,461	-	339	(406,668)	631,132
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		352,104	(101,439)	406,487	(116)	657,036
Excess Depreciation of Leased Assets		2,532,224	-	82,275	(441,939)	2,172,560
Others		2,479	(103)	9,524	(189)	11,711
Total		3,924,268	(101,542)	498,625	(848,912)	3,472,439
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Disposal of equity interest (Notes 14 and 35).

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					12/31/2012	12/31/2011
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	3,048,617	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,649,313	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,553,537	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	1,010,620	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	929,321	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	895,314	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	561,379	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	524,743	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	469,107	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	461,792	422,628
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	494,490	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	161,101	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	159,817	140,373
Total					11,919,151	10,908,344
Current					3,727,745	-
Long Term					8,191,406	10,908,344
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended IPCA plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

				Bank		Consolidated
			12/31/2012	12/31/2011	12/31/2012	12/31/2011
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions (Note 35.c)			-	-	1,625,144	1,720,970
Payables for Credit Cards			12,696,600	11,004,024	12,696,600	11,004,024
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			4,019,530	4,627,112	4,229,931	4,806,194
Employee Benefit Plans (Note 33)			1,307,815	1,246,040	1,307,815	1,246,040
Payables for Acquisition of Assets and Rights (1)			39,217	336,068	39,217	336,068
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.i)			13,311	23,202	13,311	23,202
Accrued Liabilities
Personnel Expenses			1,219,567	1,173,165	1,311,058	1,241,447
Administrative Expenses			186,300	141,782	233,105	195,648
Others Payments			177,992	164,338	210,597	196,952
Creditors for Unreleased Funds			615,274	629,516	615,274	629,516
Payables for Provision of Payment Services			176,583	153,296	176,583	153,296
Payables for Agreements with Official Institutions			-	85,447	-	85,447
Suppliers			209,690	234,515	283,470	266,092
Others			1,826,094	1,628,088	2,206,336	1,955,321
Total			22,487,973	21,446,593	24,948,441	23,860,217
Current			19,062,002	16,716,082	21,254,301	18,922,345
Long-term			3,425,971	4,730,511	3,694,140	4,937,872
(1) Refers basically to export note loan operations in the amount of R$20,435 (12/31/2011 - R$275,743).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2012 and 2011 no contingent assets were accounted (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			12/31/2012	12/31/2011	12/31/2012	12/31/2011
Reserve for Tax Contingencies and Legal Obligations (Note 18)			9,636,920	7,766,647	11,781,786	9,742,170
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			4,019,530	4,627,112	4,229,931	4,806,194
Labor			2,538,878	3,261,334	2,612,378	3,337,704
Civil			1,480,652	1,365,778	1,617,553	1,468,490
Total			13,656,450	12,393,759	16,011,717	14,548,364

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			12/31/2012			12/31/2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	7,766,647	3,261,334	1,365,778	6,523,044	2,709,904	1,482,239
Recognition Net of Reversal (1)	1,321,830	956,607	476,833	1,197,559	1,961,656	65,915
Inflation Adjustment	581,953	220,078	114,827	610,375	266,379	129,433
Write-offs Due to Payment (2)	(18,414)	(1,880,280)	(495,647)	(15,175)	(1,664,563)	(322,988)
Others (3)	(15,096)	(18,861)	18,861	(549,156)	(12,042)	11,179
Balance at End of the Period	9,636,920	2,538,878	1,480,652	7,766,647	3,261,334	1,365,778
Escrow Deposits - Other Receivables	861,597	757,558	111,934	818,304	822,798	125,772
Escrow Deposits - Securities	25,732	51,626	4,478	24,366	60,697	4,708
Total Escrow Deposits (4)	887,329	809,184	116,412	842,670	883,495	130,480

						Consolidated
			01/01 to			01/01 to
			12/31/2012			12/31/2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	9,742,170	3,337,704	1,468,490	8,302,715	2,808,836	1,571,006
Recognition Net of Reversal (1)	1,323,161	1,038,397	652,838	1,538,494	2,004,709	158,312
Inflation Adjustment	736,357	228,110	128,575	757,919	277,439	140,928
Write-offs Due to Payment (2)	(23,542)	(1,972,972)	(651,211)	(37,658)	(1,728,669)	(387,146)
Merger Disposal of Companies (Notes 14 and 35)	-	-	-	(136,502)	(12,569)	(25,789)
Others (3)	3,640	(18,861)	18,861	(682,798)	(12,042)	11,179
Balance at End of the Period	11,781,786	2,612,378	1,617,553	9,742,170	3,337,704	1,468,490
Escrow Deposits - Other Receivables	1,710,329	777,407	121,940	1,557,241	846,613	154,191
Escrow Deposits - Securities	33,947	51,626	4,478	34,941	60,697	4,708
Total Escrow Deposits (4)	1,744,276	829,033	126,418	1,592,182	907,310	158,899

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded under tax expenses and other operating income and social contribution.
(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.
(3) In 2011, refers, mainly, the transfer to provisions for legal and administrative proceedings - responsibility of former controlling (Note 21.i)
(4) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

d) Provisions, Contingent Liabilities and Other Provisions

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Banco Santander has the policy is to accrue the full amount of stock whose valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

The main legal and Administrative proceedings related to legal obligations, tax and social security, recorded in provision for tax and legal obligation (note 18) and possible losses, are described below:

PIS and Cofins - R$7,836,446 Bank and R$8,753,673 Consolidated (12/31/2011 - R$6,168,062 Bank and R$6,844,194 Consolidated): The Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$448,624 Bank and R$1,160,184 Consolidated (12/31/2011 - R$419,548 in the Bank and R$1,016,962 in the Consolidated): The Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

The main legal and administrative proceedings related to legal obligations, tax and social security probable losses, refer to the discussion below:

CSLL - Equal Tax Treatment - R$3,519 Bank and R$50,667 Consolidated (12/31/2011 - R$3,440 Bank and R$49,314 Consolidated): The Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

e) Provisions for Tax Risks and Social Security

Refer to judicial and administrative proceedings related to taxes and social security discussions based on the legal counsel’s opinion, as probable loss for which provisions were recorded.

The matters in dispute refer to the following:

Tax on Services for Financial Institutions (ISS) - R$425,204 Bank and R$442,946 Consolidated (12/31/2011 - R$312,604 Bank and R$542,443 Consolidated): The Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$330,090 Bank and R$349,855 Consolidated (12/31/2011 - R$271,569 Bank and R$288,137 Consolidated): The Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Provisions for Legal and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Provisions for Judicial and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss included legal obligation totaled R$9.3 billion, being main processes:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2012 amounts related to these claims are approximately R$585 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2012 amounts related to this period are approximately R$141 million.

Credit Losses - The Banco Santander its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$344 million.

CSLL - Anteriority - Lawsuit regarding the difference from CSLL tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

CSLL - Favorable and Unappealable Decision - The Banco Santander challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of December 31, 2012 amounts related to these actions are approximately R$165 million.

INSS on Profits or Results (PLR) - The Banco Santander and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$302 million.

The labor claims with classification of possible loss totaled R$0.6 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.7 billion. For civil lawsuits considered common and similar in nature, provisions are registered based previous payments statistical average. Provisions for other processes are determined individually according to analysis applicable to the circumstances of each case.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$814,160, R$10,078 and R$3,233 (12/31/2011 - R$817,570, R$14,150 and R$9,052) in the Bank and R$978,083, R$10,078 and R$3,233 (12/31/2011 -R$969,485, R$14,150 and R$9,052) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

j) Other Lawsuits Under the Responsibility of Bank

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. (AAB Dois Par) charging income Tax and Social Contribution related base year 2005, claiming that capital gain in sale shares of Real Seguros S.A e Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted the transaction was in compliance and capital gain was taxed properly.We partially favorable decision in CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Bank Santander is responsible for any adverse outcome in this process as Controlling Stockholders Zurich Santander Brasil Seguros e Previdência S.A. In December, 31, 2012, the value was approximately R$223 million.

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			12/31/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	18,079,891	17,841,646	35,921,537	16,000,704	16,052,894	32,053,598
Foreign Residents	194,761,841	168,360,739	363,122,580	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(568,882)	(517,166)	(1,086,048)	(391,254)	(355,685)	(746,939)
Total Outstanding	212,272,850	185,685,219	397,958,069	212,450,478	185,846,700	398,297,178

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						12/31/2012
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (4)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)			410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (4)			170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)			150,000	0.3601	0.3961	39.6117
Interest on Capital (8) (9)			450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)			250,000	0.6002	0.6602	66.0221
Total Accumulated as of December 31, 2012			2,670,000

(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) Established by the Board of Directors in June 2012.

(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of intercalary dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid on August 29, 2012, without any compensation to monetary.

(5) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2012 and was paid on August 29, 2012, without any compensation to monetary.

(6) Established by the Board of Directors in September 2012.

(7) Established by the Board of Directors in December 2012.

(8) Established by the Board of Directors in December 2012. Common shares - R$0.9183, Preferred shares - R$1.0101 and Units - R$101.0139, net of taxes.

(9) The amount of intercalary dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and will be paid from on February 26, 2013, without any compensation to monetary.
(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be allocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any compensation to monetary.

				12/31/2011
	In Thousands of	Brazilian Reais per Thousand Shares/Units
	Brazilian Reais	Common	Preferred	Units
Interest on Capital (1) (5) (9)	600,000	1.4366	1.5802	158.0216
Interim Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5) (9)	476,160	1.1401	1.2541	125.4059
Interest on Capital (3) (5) (9)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5) (9)	100,000	0.2394	0.2634	26.3369
Interest on Capital (6) (8) (9)	400,000	0.9592	1.0551	105.5127
Intercalary Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total Accumulated as of December 31, 2011	3,175,000

(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.

(2) Established by the Board of Directors in May 2011.

(3) Established by the Board of Directors in June 2011, common shares - R$1.1193, preferred shares - R$1.2313 and Units - R$123.1252, net of taxes.

(4) Established by the Board of Directors in June 2011.

(5)The amount of interest on capital and interim/intercalary dividends were be paid on August 29, 2011.

(6) Established by the Board of Directors in September 2011, common shares - R$0.8153, preferred shares - R$0.8969 and Units - R$89.6858, net of taxes.

(7) Established by the Board of Directors in December 2011.

(8) The amount of interest on capital and intercalary dividends were be paid on February 28, 2012.

(9) The amount of intercalary dividends and interest capital were fully imputed to the mandatory dividend the year 2011.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the National Monetary Council No. 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2012 was acquired 3,229,618 Units that stay in treasury. The accumulated balance of treasury shares on December 31, 2012 is 8,610,418 Units (12/31/2011 - 5,380,800), amounting to R$134,371 (12/31/2011 - R$79,547). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.80, R$15.61 and R$18.52 In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$36,191 (12/31/2011 - R$33,221). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Additionally, in 2012, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$41, recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$35,081 (2011 - R$35,135). In 2012, were realized results amounting of R$18,956 (2011 - R$13,544) and were registered unrealized profit the new operation the value of R$514,532.

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital. In July 2008 new regulatory capital measurement rules, under the Basileia II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	12/31/2012	12/31/2011
Tier I Regulatory Capital	65,213,301	64,759,590
Tier II Regulatory Capital	5,069,813	6,642,092
Regulatory Capital (Tier I and II)	70,283,114	71,401,682
Required Regulatory Capital	37,131,442	31,701,580
Portion of Credit Risk (2)	32,409,974	28,761,446
Market Risk Portions (3)	2,951,238	1,219,396
Operational Risk Portion	1,770,230	1,720,738
Basel II Ratio (4)	20.8	24.8

(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) For the portfolio of individuals, the Central Bank Letter 3.515/2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, on November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles with maturing between 24 and 60 months, reduces the risk weight for credit contracted consigned up later from 150% to 75% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 17.7% (12/31/2011 - 20.2%).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2012 and 2011, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors Meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was subject to approval at Meeting held on April 25, 2012.

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.c).

The table below shows the salary of Board of Directors and Executive Board:

	12/31/2012	12/31/2011
Fixed Compensation	47,500	47,182
Variable Compensation (1)	115,001	162,235
Others	13,045	12,060
Total Short-Term Benefits	175,546	221,477
Shares Based Payments (2)	34,431	18,067
Total Long-Term Benefits	34,431	18,067
Total (3)	209,977	239,544

(1) In 2011, includes the portion incurred with changes in administrative structure and governance in the completion of the integration of the Bank.

(2) On October 25, 2011, the Bank launched a new plan for shares based compensation for executives (Note 33.c) in line with the National Monetary Council Resolution 3.921/2010.

(3) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In 2012, was paid to the Directors of Santander Asset amounting of R$6,292 and in 2011 was paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$8,312.

Additionally, in 2012, charges were collected on management compensation in the amount of R$46,247 (2011 - R$22,437).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

 c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares) in the december 31, 2012 and 2011:

	12/31/2012
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,758,700	23.9%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850	100.0%	185,685,219	100.0%	397,958,069	100.0%

	12/31/2011
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES(1)	72,876,994	34.3%	61,631,776	33.2%	134,508,770	33.8%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.7%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.0%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,538,079	17.7%	35,628,926	19.2%	73,167,005	18.4%
Total	212,450,478	100.0%	185,846,700	100.0%	398,297,178	100.0%
(1) Companies of the Santander Spain Group. (*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float. On December 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

Extension of deadline for achieving a minimum (free float) of 25%

On October 9, 2012, Banco Santander informed the market, that the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa), had granted its request, and that of its controlling shareholders, to extend the time needed to achieve a minimum free float of 25% to October 7, 2013, extendable for a further year under certain conditions.

As reported by the controlling shareholder, the Banco intends to achieve the difference between the current percentage of outstanding shares and the required minimum, through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of ADRs) and/or through the issuance of new shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Cash	81,342	228,821	-	-
Banco Santander Espanha (3)	80,152	227,724	-	-
Banco Santander México (5)	51	-	-	-
Banco Santander Totta, S.A. (5)	1,139	1,097	-	-
Interbank Investments	38,262,832	36,202,547	3,902,525	2,813,443
Aymoré CFI (4)	29,258,507	35,385,466	3,832,490	2,757,626
Banco Santander Espanha (1) (3)	7,939,110	-	9,871	5,046
CFI RCI Brasil (6)	1,065,215	817,081	59,546	50,771
Others	-	-	618	-
Securities	35,767,196	32,995,982	2,816,547	3,432,176
Santander Leasing (4)	35,767,196	32,995,982	2,816,547	3,432,176
Derivatives Financial Instruments - Net	(755,678)	(402,010)	(470,024)	(454,070)
Santander Benelux, S.A., N.V. (Santander Benelux) (5)	(399,110)	(308,821)	81,575	(38,238)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(275,310)	(94,573)	(472,744)	(342,975)
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(68,552)	(39,102)	(40,701)	(91,726)
Others	(12,706)	40,486	(38,154)	18,869
Dividends and Bonuses Receivables	50,814	82,881	517,754	895,434
Zurich Santander Brasil Seguros e Previdência S.A. (7)	-	-	-	89,590
Aymoré CFI (4)	-	25,630	-	56,900
Santander Brasil Asset (4)	-	-	10,640	7,960
Banco Bandepe (4)	-	-	130,000	224,290
Santander Leasing (4)	-	-	347,533	479,302
CFI RCI Brasil (6)	21,407	5,443	13,962	6,403
Sancap (4)	27,757	34,734	-	-
Others	1,650	17,074	15,619	30,989

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Trading Account	489,795	359,726	2,563	5,088
Santander Benelux (5)	317,233	262,818	452	253
Abbey National Treasury (5)	34,024	1,369	-	-
Banco Santander Espanha (3)	138,538	95,539	2,111	4,835
Foreign Exchange Portfolio - Net	(132,647)	(61,915)	78,299	(97,549)
Banco Santander Espanha (3)	(132,647)	(61,915)	78,299	(97,549)
Receivables from Affiliates	224,166	435,710	614,602	520,450
Zurich Santander Brasil Seguros e Previdência S.A. (7)	134,046	299,422	50	129
Santander Capitalização (4)	14,675	14,155	190,064	189,623
Zurich Santander Brasil Seguros S.A. (7)	75,445	56,561	-	-
Aymoré CFI (4)	-	-	271,829	210,163
Banco Santander Espanha (3)	-	-	33	4,381
Santander Leasing (4)	-	59,338	60,837	65,892
Others	-	6,234	91,789	50,262
Other Receivables - Other	183,244	88,770	24,457	701,369
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	164,698	77,692	-	-
Banco Santander Espanha (3)	17,032	5,402	17,509	18,632
ZS Insurance América, S.L.	-	-	-	661,122
Others	1,514	5,676	6,948	21,615
Deposits	(32,629,080)	(49,693,706)	(4,025,757)	(4,348,868)
Santander Leasing (4)	(28,326,282)	(35,775,475)	(2,835,439)	(3,262,494)
Banco Santander Espanha (3)	(4,887)	-	(33,562)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (5)	-	-	-	(5,013)
Aymoré CFI (4)	(2,932,218)	(11,636,854)	(1,071,022)	(846,380)
Banco Bandepe (4)	(721,166)	(2,063,340)	(62,272)	(208,966)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(29,190)	(31,062)	-	-
Fundo de Investimento Santillana (4)	(239,067)	(116)	(5,005)	-
Others	(376,270)	(186,859)	(18,457)	(26,015)
Repurchase Commitments	(7,125,118)	(3,244,688)	(480,302)	(316,709)
Fundo de Investimento Santillana (4)	-	(223,252)	(1,922)	(21,777)
Santander Brasil Advisory (4)	(11,810)	(48,401)	(1,992)	(5,946)
Webmotors S.A. (4)	(44,730)	(45,798)	(3,927)	(4,920)
Santander Brasil Consórcio (4)	(97,676)	(169,135)	(14,474)	(15,972)
Isban Brasil S.A. (5)	-	(110,240)	(3,411)	(6,369)
Produban Informática S.A. (5)	-	(47,898)	(2,034)	(3,407)
Santander Fundo de Investimento Financial Renda Fixa (4)	(6,342,285)	(1,158,102)	(332,170)	(120,483)
Santander Leasing (4)	-	(1,000,136)	(68,163)	(109,369)
Bandepe (4)	(133,309)	(85,811)	(5,413)	(8,114)
Santander CCVM (4)	(185,653)	(144,798)	(13,112)	(13,112)
Santander Participações (4)	(293,404)	(110,599)	(27,225)	(4,605)
Others	(16,251)	(100,518)	(6,459)	(2,635)
Borrowings and Onlendings	(161,698)	(1,367,964)	(6,727)	(173,015)
Banco Santander Espanha (2) (3)	(156,063)	(1,200,207)	(6,727)	(172,984)
Others	(5,635)	(167,757)	-	(31)
Dividends and Bonuses Payables	(766,086)	(911,619)	-	-
Sterrebeeck B.V. (3)	(529,278)	(520,615)	-	-
GES (5)	(236,246)	(379,617)	-	-
Others	(562)	(11,387)	-	-

Bank
Assets (Liabilities)		Income (Expenses)
		01/01 to	01/01 to
12/31/2012	12/31/2011	12/31/2012	12/31/2011
Payables from Affiliates	(8,772)	(6,615)	(275,805)	(230,819)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (7)	-	-	(4,631)	(103,991)
Isban Brasil S.A. (5)	-	-	(90,907)	(54,101)
Produban Informática S.A. (5)	-	-	(140,217)	-
Microcrédito (4)	(3,006)	(3,088)	(33,195)	(28,004)
Banco Santander Espanha (3)	(2,137)	(2,813)	-	(152)
Others	(3,629)	(714)	(6,855)	(44,571)
Donations	-	-	(14,227)	(17,469)
Fundação Sudameris	-	-	(10,000)	(8,000)
Fundação Santander	-	-	(3,000)	(8,117)
Instituto Escola Brasil	-	-	(1,227)	(1,352)
Other Payables - Other	(2,246,737)	(2,161,292)	(281,504)	(225,768)
Banco Santander Espanha (3)	(1,321)	(1,054)	(55,690)	(36,906)
Brazil Foreign (4)	(2,236,089)	(2,152,543)	(62,399)	(53,013)
TECBAN - Tecnologia Bancaria Brasil (5)	-	-	(99,739)	(89,629)
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	-	(37,280)	(12,959)
Others	(9,327)	(7,695)	(26,396)	(33,261)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Cash	84,217	228,821	-	-
Banco Santander Espanha (3)	83,027	227,724	-	-
Banco Santander México (5)	51	-	-	-
Banco Santander Totta, S.A. (5)	1,139	1,097	-	-
Interbank Investments	9,445,842	-	12,177	5,046
Banco Santander Espanha (3) (8)	9,445,842	-	12,177	5,046
Derivatives Financial Instruments - Net	(745,616)	(406,220)	(549,024)	(470,364)
Santander Benelux (5)	(399,110)	(308,821)	81,575	(38,238)
Fundo de Investimento Santillana (4)	(275,310)	(94,573)	(472,744)	(342,975)
Abbey National Treasury (5)	(68,552)	(39,102)	(40,701)	(91,726)
Others	(2,644)	36,276	(117,154)	2,575
Trading Account	489,795	359,726	2,563	5,088
Banco Santander Espanha (3)	138,538	95,539	2,111	4,835
Santander Benelux (5)	317,233	262,818	452	253
Abbey National Treasury (5)	34,024	1,369	-	-
Foreign Exchange Portfolio - Net	(132,647)	(61,915)	78,299	(97,549)
Banco Santander Espanha (3)	(132,647)	(61,915)	78,299	(97,549)
Receivables from Affiliates	210,330	356,187	93,505	21,232
Banco Santander Espanha (3)	-	-	12,789	4,381
Zurich Santander Brasil Seguros S.A. (7)	75,445	56,561	27,781	7,157
Zurich Santander Brasil Seguros e Previdência S.A. (7)	134,885	299,626	50,946	7,276
Others	-	-	1,989	2,418
Other Receivables - Other	32,656	35,503	104,324	716,858
Banco Santander Espanha (3)	15,526	5,438	17,509	18,632
Zurich Santander Brasil Seguros e Previdência S.A. (7)	17,068	27,011	86,621	24,187
Zurich Santander Brasil Seguros S.A. (7)	-	-	-	661,122
Others	62	3,054	194	12,917
Deposits	(430,153)	(48,219)	(42,820)	(10,368)
Banco Madesant (5)	-	-	-	(5,013)
Banco Santander Espanha (3)	(14,782)	-	(33,562)	-
Zurich Santander Brasil Seguros S.A. (7)	-	(6,851)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(29,190)	(31,062)	-	-
Isban Brasil S.A. (5)	(98,324)	(100)	(2,285)	(4,182)
Fundo de Investimento Santillana (4)	(239,067)	(116)	(5,005)	-
Others	(48,790)	(10,090)	(1,968)	(1,173)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Repurchase Commitments	-	(384,144)	(7,400)	(31,802)
Fundo de Investimento Santillana (4)	-	(223,252)	(1,922)	(21,777)
Produban Informática S.A. (5)	-	(47,898)	(2,034)	(3,407)
Isban Brasil S.A. (5)	-	(110,240)	(3,411)	(6,369)
Others	-	(2,754)	(33)	(249)
Borrowings and Onlendings	(161,698)	(1,367,964)	(6,727)	(173,015)
Banco Santander Espanha (2) (3)	(156,063)	(1,200,207)	(6,727)	(172,984)
Others	(5,635)	(167,757)	-	(31)
Dividends and Bonuses Payables	(766,086)	(911,619)	-	-
Sterrebeeck B.V. (3)	(529,278)	(520,615)	-	-
GES (5)	(236,246)	(379,617)	-	-
Others	(562)	(11,387)	-	-
Payables from Affiliates	(2,255)	(2,999)	(258,438)	(205,296)
Banco Santander Espanha (3)	(2,223)	(2,919)	(99)	(152)
Produban Servicios (5)	-	-	(4,925)	(21,382)
Isban Brasil S.A. (5)	-	-	(90,907)	(54,101)
Produban Informática S.A. (5)	-	-	(140,217)	(103,991)
Others	(32)	(80)	(22,290)	(25,670)
Donations	-	-	(18,027)	(21,998)
Santander Cultural	-	-	(3,800)	(4,529)
Fundação Sudameris	-	-	(10,000)	(8,000)
Fundação Santander	-	-	(3,000)	(8,117)
Instituto Escola Brasil	-	-	(1,227)	(1,352)
Other Payables - Other	(26,295)	(86,953)	(241,093)	(199,291)
Banco Santander Espanha (3)	(1,321)	(1,054)	(55,690)	(36,906)
Ingeniería (5)	-	-	(37,455)	(2,247)
Produban Servicios (5)	-	-	(19,782)	(845)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(24,047)	(74,694)	(21,249)	(12,515)
Zurich Santander Brasil Seguros S.A. (7)	(872)	(1,039)	(915)	-
TECBAN - Tecnologia Bancaria Brasil (5)	-	-	(99,739)	(89,629)
Others	(55)	(10,166)	(6,263)	(57,149)

(1) On December 28, 2012, refers to raising funds through foreign operations transfers with maturity up to January 2, 2013 and interest rates of 0.17% p.a. maintained by the Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On December 28, 2012, refers to raising funds through foreign operations transfers with maturity up to January 2, 2013 and interest rates of 0.17% p.a. and 0.10% p.a. maintained by the Bank's Grand Cayman Branch and subsidiary Santander Brasil EFC, near the branch of Banco Santander Spain (New York).

(3) Controller.

(4) Controlled.

(5) Controlled by Banco Santander Espanha.

(6) Jointly Controlled - Banco Santander.

(7) Jointly Controlled - Banco Santander Espanha.

(8) On December 28, 2012, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 2, 2013 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on January 2, 2013 and interest of 0.10% p.a.

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Asset Management	1,057,605	1,083,323	1,268,774	1,280,070
Checking Account Services	1,618,893	1,511,591	1,612,222	1,503,308
Lending Operations	589,159	568,676	1,028,786	1,037,683
Insurance Fees	1,476,823	1,491,274	1,460,805	1,403,380
Credit Cards (Debit and Credit) and Acquiring Services	2,800,599	2,078,430	3,004,421	2,173,153
Collection	720,550	633,040	720,550	632,920
Brokerage, Custody and Placement of Securities	276,911	359,745	415,560	476,220
Others	325,727	277,469	513,787	443,335
Total	8,866,267	8,003,548	10,024,905	8,950,069

26. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Compensation	3,474,559	2,985,762	3,680,198	3,133,306
Charges	1,323,591	1,221,007	1,398,645	1,282,834
Benefits	1,004,790	895,788	1,058,673	942,107
Training	140,238	115,089	140,982	115,922
Others	16,887	15,755	17,933	16,280
Total	5,960,065	5,233,401	6,296,431	5,490,449

27. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Depreciation and Amortization (1)	5,308,091	4,423,590	5,327,519	4,437,889
Outsourced and Specialized Services	1,924,444	1,773,851	2,135,349	1,935,392
Communications	597,218	595,562	613,409	612,882
Data Processing	1,210,872	1,149,164	1,222,856	1,159,316
Advertising, Promotions and Publicity	402,452	366,966	475,108	427,697
Rentals	614,561	539,100	617,476	545,942
Transportation and Travel	176,264	170,667	208,705	198,105
Financial System Services	255,408	220,100	280,336	238,258
Security and Money Transport	559,956	520,747	560,073	521,618
Asset Maintenance and Upkeep	192,433	180,420	193,469	182,174
Water, Electricity and Gas	172,938	161,121	173,164	162,240
Materials	105,423	120,435	106,995	122,411
Others	259,381	234,981	266,351	241,692
Total	11,779,441	10,456,704	12,180,810	10,785,616

(1) In the Bank and Consolidate, includes goodwill amortization of R$3,636,985 (2011 - R$3,103,501), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Cofins (Contribution for Social Security Financing)	1,444,277	1,236,767	1,665,480	1,502,684
ISS (Tax on Services)	320,153	329,327	387,694	394,500
PIS/Pasep (Tax on Revenue)	234,695	199,625	271,844	243,835
Others	605,241	610,547	702,696	695,176
Total	2,604,366	2,376,266	3,027,714	2,836,195

29. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net Income from Premiums, Pension Plan and Capitalization (Note 35.c)	-	-	307,724	675,662
Monetary Adjustment of Escrow Deposits	272,695	350,574	358,560	435,278
Recovery of Charges and Expenses	659,424	639,543	429,795	433,981
Reversal of Operating Provisions	345,180	68,991	663,137	120,590
Monetary Variation	199,669	2,025	199,712	2,134
Dividends and Bonuses	8,428	5,377	8,438	5,679
Result on Impairment of Assets	592	-	592	-
Others	221,279	285,267	293,284	344,861
Total	1,707,267	1,351,777	2,261,242	2,018,185

30. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Operating Provisions
Tax	125,092	99,894	141,545	189,666
Labor	956,607	1,961,656	1,038,406	2,004,903
Civil	476,833	65,915	652,895	158,800
Others	471,723	757,515	637,226	770,601
Credit Cards	1,496,967	1,005,249	1,635,009	1,065,331
Actuarial Losses - Pension Plan (Note 33.a)	247,903	168,845	247,903	168,845
Monetary Losses	37,314	36,031	37,440	44,948
Legal Fees and Costs	103,562	105,470	114,088	117,322
Serasa and SPC (Credit Reporting Agency)	64,975	61,078	75,495	70,780
Result on Impairment of Assets	-	4,744	-	4,744
Brokerage Fees	52,211	45,279	52,866	45,481
Commissions	84,211	67,783	110,567	79,590
Others	951,370	1,041,384	1,083,722	1,165,034
Total	5,068,768	5,420,843	5,827,162	5,886,045

31. Non-operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Result of Investments (1)	13,744	711,015	13,241	761,917
Result on Sale of Other Assets (2)	354,772	5,435	356,789	6,884
Reversal (Recognition) of Allowance for Losses on Other Assets (3)	(59,507)	11,538	(58,605)	9,413
Expense on Assets Not in Use	(12,500)	(15,696)	(15,222)	(17,362)
Gains (Losses) of Capital (4)	161,197	15,472	161,986	64,253
Other Income (Expenses) (5)	(256,217)	124,967	(240,030)	130,010
Total	201,489	852,731	218,159	955,115

(1) In 2011, the Bank and Consolidated, includes R$648,783 related to the gain on sale of Santander Seguros (Note 35.c).

(2) In 2012, the Bank and Consolidated, includes R$334,593 related to the gain on sale of property for Real estate fund. This fund has administration and management by third parties.

(3) In 2012, the Bank and Consolidated, refers to provision for property's depreciation.

(4) In 2012, the Bank and Consolidated, includes R$148,492 related to the capital gain by the variation in the percentage of participation of the Bank by the segregation of equity investments of a temporary nature (private equity) investments in related business services complementary to banking services (Note 35.a).

(5) In 2012, the Bank and Consolidated, includes R$241,933 related to the labor expenses - Restructuring / synergy.

32. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Income Before Taxes on Income and Profit Sharing	2,927,944	3,007,349	2,745,132	3,902,381
Profit Sharing (2)	(907,977)	(1,168,350)	(980,492)	(1,257,143)
Interest on Capital	(1,020,000)	(1,550,000)	(1,041,072)	(1,559,667)
Unrealized Gains	-	-	(24,403)	(914)
Income Before Taxes	999,967	288,999	699,165	1,084,657
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(399,987)	(115,600)	(279,666)	(433,863)
Equity in Subsidiaries (3)	421,115	593,403	430	1,630
Nondeductible Expenses, Net of Non-Taxable Income	129,751	(38,469)	179,066	(5,107)
Exchange Variation - Foreign Branches	804,414	767,921	804,414	767,921
Effect of Income and Social Contribution Taxes on Temporary Differences and tax loss for last year	283,816	485,293	387,472	500,209
Effects of Change in Rate of CSLL (1)	-	-	19,667	11,842
Other Adjustments, Including Profits Provided Abroad	(71,698)	39,200	(58,142)	150,023
Income and Social Contribution Taxes	1,167,411	1,731,748	1,053,241	992,655

(1) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(2) The basis of calculation is the net income, after IR and CSLL.
(3) As a result of equity in subsidiaries are not included interest on capital received and receivable.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants d since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It's a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC - Superintendence of Pension Funds, were implemented in July 2009.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				12/31/2012
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,978,236)	(340,074)	(415,087)	(1,273,782)
Fair Value of Plan Assets	15,768,430	551,391	3,221	1,560,096
	(3,209,806)	211,317	(411,866)	286,314
Being:
Superavit	296,462	211,317	-	286,314
Deficit	(3,506,268)	-	(411,866)	-
Actuarial Losses (Not Recognized):	(2,771,275)	-	(191,081)	-
Actuarial Gains (Not Recognized)	112,817	55,174	-	113,327
Balance Not Recognized as Asset	183,645	145,093	-	171,172
Net Actuarial Asset at December 31	-	11,050	-	1,815
Net Actuarial Liability at December 31	(734,993)	-	(220,785)	-
Payments Made	135,949	-	42,584	-
Revenues (Expenses) Recorded	(189,591)	-	(58,312)	-
Actual Return on Plan Assets	3,460,188	64,500	287	349,393

				12/31/2011
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,925,995)	(78,403)	(360,679)	(1,025,142)
Fair Value of Plan Assets	13,234,324	154,104	2,853	1,289,427
	(1,691,671)	75,701	(357,826)	264,285
Being:
Superavit	295,155	75,701	-	264,285
Deficit	(1,986,826)	-	(357,826)	-
Actuarial Losses (Not Recognized):	(1,305,475)	-	(152,770)	-
Actuarial Gains (Not Recognized)	124,782	19,411	-	113,115
Balance Not Recognized as Asset	170,373	44,159	-	150,167
Net Actuarial Asset at December 31	-	12,131	-	1,003
Net Actuarial Liability at December 31	(681,351)	-	(205,056)	-
Payments Made	99,096	-	39,596	-
Revenues (Expenses) Recorded	(127,240)	12,131	(54,739)	1,003
Actual Return on Plan Assets	1,331,215	15,271	-	115,500

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in 2012 was R$62,975 (2011 - R$54,748) Bank and R$65,502 (2011 - R$55,429) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and it is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.
Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. in this case, no inclusion, being 100% funded by the bank.

Life Insurance for Banco Real’s Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		12/31/2012		12/31/2011
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(6,543,871)	(489,799)	(4,751,376)	(419,544)
Fair Value of Plan Assets	5,341,239	131,793	4,416,650	119,246
	(1,202,632)	(358,006)	(334,726)	(300,298)
Being:
Superavit	-	120,758	-	116,254
Deficit	(1,202,632)	(478,764)	(334,726)	(416,552)
Actuarial Losses (Not Recognized)	(1,295,051)	(126,726)	(408,343)	(56,919)
Actuarial Gains (Not Recognized)	-	12,636	-	38,256
Value Unrecognized as Asset	-	108,122	-	77,998
Net Actuarial Asset at December 31	92,419	-	73,617	-
Net Actuarial Liability at December 31	-	(352,037)	-	(359,633)
Payments Made	44,741	69,861	41,096	31,043
Revenues (Expenses) Recorded	(23,759)	(49,467)	7,042	(35,038)
Actual Return on Plan Assets	1,145,960	12,723	403,297	10,635

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

	12/31/2012	12/31/2011

Equity Instruments	2.80%	2.77%
Debt Instruments	93.40%	93.38%
Real Estate	0.50%	0.50%
Others	3.30%	3.36%

d) Actuarial Assumptions Adopted in Calculations
	12/31/2012	12/31/2011

Nominal Discount Rate for Actuarial Obligation (1)	8.7% and 9.0%	10.4%
Rate calculation of interest under assets to the next year (1)	8.7% and 9.0%	10.5% at 12.4%
Estimated Long-term Inflation Rate	4.5%	4.4%
Estimated Salary Increase Rate	5.0%	4.9%
Boards of mortality	AT2000	AT2000
(1) In 2012 the discount rate the 8.7% retirement and 9.0% doctor.

e) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

e.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchase Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled 50% in cash and 50% in Units, launched in three-years cycles, retaining the executives’ commitment to long-term results. The Units cannot be sold during a period of one year from the exercise date.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP Plan, PI12 - PSP,
	PI13 - PSP and Pl14 - PSP (1)	SOP 2014 (2)
TSR Position	% of shares exercisable
1°	50%	100%
2°	35%	75%
3°	25%	50%
4°	0%	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	38.58%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

		SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Binomial
Volatility		40.00%	57.37%
Rate of Dividends		3.00%	5.43%
Vesting Period		2 Years	2.72 Years
Average Exercise Time		5 Years	3.72 Years
Risk-Free Rate		10.50%	11.18%
Probability of Occurrence		71.26%	43.11%
Fair Value for Shares		R$6.45	R$7.19

The average value of shares SANB11 on the year ended December 31, 2012 is R$14.93 (2011 - R$14.96).

In 2012, daily pro-rata expenses amounting R$43,564 (2011 - R$12,721) Bank and R$44,917 (2011 - R$13,153) Consolidated, relating to the SOP plan and R$12,032 (2011 - R$15,200) Bank and R$12,616 (2011 - R$15,910) Consolidated relating to the PSP plan. Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$2,691 Bank and R$2,806 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

		Exercise Price			Date of	Date of Expiry
	Number of	In Brazilian	Concession	Employees	Commencement	of Exercise
	Shares	Real	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)	-	2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	02/03/2010	06/30/2014
Granted Options (PI13 - PSP)	1,498,700	-	2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI13 - PSP)	(130,493)	-	2011	Executives	02/03/2010	06/30/2013
Granted Options (SOP 2014)	14,450,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)	-	2010	Executives	02/03/2010	06/30/2012
Exercised Options (PI12 - SOP)	(486,852)	-	2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	(7,759,571)	23.50	2010	Executives	02/03/2010	06/30/2014
Cancelled Options (PI13 - PSP)	(72,209)	-	2011	Executives	02/03/2010	06/30/2013
Granted Options (PI14 - PSP)	1,910,000	-	2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(106,226)	-	2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,393,163)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2012	25,915,376
Plans - SOP	4,903,767	23.50	2010	Executives	02/03/2010	06/30/2014
PI12 - PSP	-	-	2010	Executives	02/03/2010	06/30/2012
PI13 - PSP	1,295,998	-	2011	Executives	02/03/2010	06/30/2013
Pl14 - PSP	1,803,774	-	2012	Executives	05/29/2012	06/30/2014
SOP 2014	17,911,837	14.31	2011	Executives	10/26/2011	12/31/2013
Total	25,915,376

e.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Executives	06/21/2008	07/31/2011
Cancelled Options (PI11)	(527,286)	2008	Executives	06/21/2008	07/31/2011
Granted Options (PI14)	531,684	2011	Executives	07/01/2011	07/31/2014
Balance Plans on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI12)	(403,907)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI14)	(59,373)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on December 31, 2012	1,070,122
Plan I12	-	2009	Executives	06/19/2009	07/31/2012
Plan I13	597,811	2010	Executives	07/01/2010	07/31/2013
Plan I14	472,311	2011	Executives	07/01/2011	07/31/2014
Total	1,070,122

In 2012, daily pro-rata expenses amounting R$5,110 (2011 - R$9,705) Bank and R$5,316 (2011 - R$10,147) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

e.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2012, was recorded credits amounting R$64,859 (2011- R$1,180) in the Bank and R$67,050 (2011- R$1,323) in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On the year ended on December 31, 2012, there were credits in the amount of R$1,930 (in 2011, no expenses was recorded), the Bank and Consolidated regarding the provision of the plan and was recorded loss with the oscillation of the share market value of the plan in the amount of R$1,007 in the Bank and R$985 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On the year ended on December 31, 2012, there were credits of R$1,445 (in 2011, no expenses was recorded) in the Bank and R$1,471 (in 2011, no expenses was recorded) at Consolidated.

On December 19, 2012, the Board of Directors approved the proposed new Incentive Plan (deferral) for payment of variable remuneration of directors and certain employees, which will be subject to approval of the Extraordinary General Meeting on February 15, 2013 .

In this proposal are certain requirements for future deferred payment of a portion of the variable remuneration due to its managers and other employees, considering the long-term sustainable financial foundations and adjustments in future payments depending on the risks assumed and fluctuations in the cost of capital.

The plan is divided into 2 programs:

Statutory and Executive Officers - That take significant risks in the Bank and in charge of the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in Units "SANB11"; and

Unsupervised Collective (Employees) - Employees at management level and other employees of the organization who will be benefited by the deferral plan. The deferred amount will be 100% in cash, indexed to 110% of CDI.

34. Risk Management Structure

Banco Santander operates with local appetites and in accordance with risk policies of Santander Conglomerate, aligned with local and global performance objectives. Follows the instructions of the Board of Directors, the rules of the Bacen and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander Conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

- Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;

- Effective participation of management in decision-making;

- A consensus between the risk and business departments on decisions involving credit operations;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and customer insight, with the Santander Group. following responsibilities:

- Approve proposals, transactions and limits of client and portfolio;

- Ensure that the performance of Banco Santander is consistent with the level of risk tolerance, previously approved by Executive Committee and the Council, aligned with the policies of the Santander Conglomerate;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee. Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management is done in accordance with the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer;and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

In order to do credit operations safely and in accordance with the current standards, we collect documents and information to determine the risk involved and the volumes of guarantees and provisions required, identifying the borrower and counterparty. Policies, systems and procedures used are reassessed at least annually to always be in accordance with our needs and the market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management includes securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated. The Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. The cost of credit is measured by the sum of losses of this reported period to the average loans portfolio of this reported period.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business´ proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment). For large corporate groups, it is used a pre-assessment model according to the capital allocated. For the other corporations, it is used a simplified pre-assessment model in maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the limits of the portfolio are planned by credit management programs (PGC), which is a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, the limits that the activity is subject to and the risk management.This group of customers is treated by the most automated form of risk assessment. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect.

Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

The risk control function is performed by evaluating risks from various complementary perspectives, whose main pillars are control by location, business sector, type of management, product and process, facilitating thereby detecting areas requiring specific measures for which decisions must be made.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen Letter 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Regulatory Capital is a regulatory requirement for verification of compliance with the operational limits of financial institutions in accordance with CMN Resolution 3.444/2007. This resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments and others that should be compatible with the RRC (Required Regulatory Capital), represented by the sum of all credit risk, market risk and operational risk.

g) Credit Recovery

The area of Business Recovery is responsible for all non-performing portfolio of Banco Santander. The area has as role to define, implement and monitor strategies and performances related to portfolios of delinquent customers, seeking to ensure maximum efficiency in recovery, running this process in a fair and consistent with legal requirements.

The area uses statistical tools to study the behavior of clients and strategize more assertive recovery. One of the tools used is a behavior score used to study the performance of different groups, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as, Responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies. Daily contact by Call Center, inclusion in protection to credit department, sending collection letters, and contacts through a network of agency bank are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

Often execute sales of loan portfolio of uncollectible debts. These sales wallets happen periodically through an auction process in order to best market opportunities.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Segregation of equity investments of the temporary nature and of the investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments of a temporary nature (private equity) and equity interests in entities that provide complementary services to the financial services Conglomerate, were made the following acts:

• Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively.

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012.

b) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the Transaction), by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.) for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$24,731,463, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$648,783, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

d) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (Sancap). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

e) Other corporate movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing.

• Opening capital of CFI RCI Brasil in the category “B”, pursuant to the extraordinary shareholders meeting held on August 30, 2012, whose record was obtained with the CVM on November 27, 2012.

• Incorporation of all shares issued of RCI Brasil Leasing by CFI RCI Brasil on May 31, 2012, so that RCI Brasil Leasing became a wholly-owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen.

• Partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

36. Subsequent Event

Reduction of Santander Leasing

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain its activities, according to article 173 of Law 6.404/1976 and under Shareholders’ Meeting held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of the Brazilian Bacen, (ii) 60 days after the release of the minutes of the Shareholders’ Meeting which deliberated on the capital reduction, without any opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

37. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$28,571,861 Bank and Consolidated (12/31/2011 - R$23,258,539 Bank and Consolidated).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$113,854,284 (12/31/2011 - R$113,021,778), and the total amount of investment funds and assets managed is R$124,854,441 (12/31/2011 - R$122,717,246) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of December 31, 2012, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,300,039 (12/31/2011 - R$1,232,937) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$224,752 (12/31/2011 - R$157,650), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Restricted Operations on Assets
Lending Operations	7,126	41,681	1,273	10,442
Liabilities - Restricted Operations on Assets
Deposits	(7,126)	(41,681)	(1,327)	(10,442)
Net Income			54	-

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2012 is R$2,373,881, of which R$606,154 up to 1 year, R$1,511,332 from 1 year to up to 5 years and R$256,395 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,262 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$620,542 (2011 - R$633,342) at the year.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions and insurance companies belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings held on March 16, 2012 and June 26, 2012. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings, analysis, readings and performs other necessary procedures. It held fifty two meetings in the second half of 2012 and in January of 2013 for conducting its duties. The Audit Committee´s meeting minutes, and attachments, are sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on July 25, 2012, and January 30 2013 and in compliance with the Policy for Related-Party Transactions, approved by the Board of Directors, it also followed up the creation of the Santander Brasil Estabelecimento de Crédito S.A., wholly‑owned subsidiary of Banco Santander (Brasil) S.A., with head office in Madri-Spain, carried out in the first half of 2012.

In addition, the Coordinator participates as a hearing body in Executive Committees, including Operational Risks, Compliance and Internal Controls - Asset Management and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the year - end closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also examined the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). In the period, Santander also disclosed the consolidated financial statements under IFRS to comply with Resolution 3786/2009 of the National Monetary Council (CMN). In the period, the Audit Committee also attended specific training regarding IFRS proposed changes and expected impacts for the Group.

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Committee, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analysis were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006 and Circular 249/2004 of the Superintendency of Private Insurance (Susep), which is for the reason of Santander Capitalização S.A., all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held five meetings during second half of 2012 and January of 2013, and met, in several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2012, and monitored the work performed in the second half, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly limited reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held seven meetings, in the second half of  2012 and in January of 2013. The main discussions at the meetings involved the financial statements of the second half of the year and the year of 2012, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee also reviewed service proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for institutions, the work performed on the exercise of 2012, was presented and discussed by the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for January 2013.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with professionals from Operational Risk area about the security process in the attendant channels; (ii) for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance about the Market Trading Code, to control of related-party transactions and money laundering prevention issues; (v) with Finance executives, about the status for implementing Basel requirements, Investor Relations and management procedures of ratio, interest, exchange and capital; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management. The Audit Committee evaluated the individual contribution and performance of its members and respective effectiveness.

Conclusion

As a result of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Economic and Financial Group’s financial statements and recommends its approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, January 30, 2013

Celso Clemente Giacometti

Elídie Palma Bifano

René Luiz Grande - Coordinator

Sérgio Darcy da Silva Alves – Financial Expert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer